 As filed with the Securities and Exchange Commission on October 5, 2001


                                                Registration No. 333-69878


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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549

                                ---------------

                             Amendment No. 1


                                    To


                                   FORM S-2

                            REGISTRATION STATEMENT

                       Under The Securities Act of 1933

                                ---------------

                       IMPERIAL CREDIT INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

                    California                                         95-4054791
           (State or other jurisdiction                             (I.R.S. Employer
        of incorporation or organization)                         Identification No.)

               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Michael R. McGuire
                     President and Chief Executive Officer
                       Imperial Credit Industries, Inc.
               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

                               James R. Walther
                               Richard D. Greta
                             Mayer, Brown & Platt
                       350 South Grand Avenue 25th Floor
                         Los Angeles, California 90071
                                 213-229-9500

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Information contained in this prospectus is subject to completion or + +amendment. A registration statement relating to these securities has been + +filed with the Securities and Exchange Commission. These securities may not +
+be sold nor may offers to buy be accepted prior to the time that the          +
+registration statement becomes effective. This prospectus shall not           +
+constitute an offer to sell or the solicitation of an offer to buy nor shall + +there be any sale of these securities in any jurisdiction where the offer, +
+solicitation or sale would not be permitted.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion, dated October 5, 2001


PROSPECTUS
                                  $96,400,000

                        IMPERIAL CREDIT INDUSTRIES, INC.

                       12% Senior Secured Notes Due 2005

                                  -----------

  The selling security holders identified in this prospectus are offering up to $96,400,000 aggregate principal amount of 12% Senior Secured Notes due 2005 of Imperial Credit Industries, Inc., a California corporation. The notes are being offered on a continuous basis.

  The selling security holders received their notes in connection with two debt exchanges that we conducted in connection with efforts to improve our capitalization.

  The selling security holders will receive all of the proceeds from the sale of the notes. We will pay, among other expenses, certain underwriting discounts and selling commissions, if any, applicable to the sale of the notes. We are not offering any notes for sale under this prospectus and we will not receive any proceeds from sales of the notes.

  We do not intend to list the notes on any securities exchange.

  The notes:

  . bear interest at an annual rate of 12%, payable in cash in arrears semi-annually on January 30 and July 30;

  . are secured by our pledge of all of the common stock, preferred stock and indebtedness of our wholly-owned subsidiary, Southern Pacific Bank, that we hold; and

  . are pari passu in right of payment with any of our unsecured outstanding
    10.25% Remarketed Redeemable Par Securities Series B, 9.875% Senior Notes due 2007 and 9.75% Senior Notes due 2004.

  Investing in the notes involves significant risks. You should consider carefully the information contained in "RISK FACTORS" beginning on page 8 before buying any of the notes.


  Our principal subsidiary, Southern Pacific Bank, is currently operating under orders issued by its federal and state banking regulators that impose significant restrictions and requirements on its operations, including that the bank significantly increase its regulatory capital levels.

  The selling security holders may sell the notes offered by this prospectus from time to time directly to purchasers, or through underwriters, or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitations of offers made hereby without notice. The selling security holders may reject any offer to purchase notes in whole or in part. The selling security holders and any broker/dealers that participate in the distribution of the notes may be deemed to be "underwriters" as defined in the Securities Act of 1933, and profits realized by selling security holders and broker/dealers purchasing notes for their own account may be deemed underwriting discounts or commissions under that act in connection with the sale of securities.

  A copy of our Annual Report on Form 10-K/A for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 accompany this prospectus. This prospectus may not be used to consummate sales of the notes unless accompanied by our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is                  , 2001

             CAUTIONARY STATEMENT ABOUT FORWARD LOOKING INFORMATION

   This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "may," "will," "intend," "should," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other comparable terminology. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including, without limitation, the factors described in this prospectus under the caption "Risk Factors," actions that may be taken by the Federal Deposit Insurance Corporation or the California Department of Financial Institutions with respect to Southern Pacific Bank and all of the factors contained in documents that are incorporated by reference in the registration statement of which this prospectus forms a part.

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The selling security holders may not make an offer of these notes in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               ----------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Cautionary Statement About Forward Looking Information.....................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   8
Recent Developments........................................................  21
Ratio of Earnings to Fixed Charges.........................................  27
Use of Proceeds............................................................  27
Selling Security Holders...................................................  27
Description of The Notes...................................................  29
Plan of Distribution.......................................................  53
Legal Matters..............................................................  54
Experts....................................................................  54
Where You Can Find More Information........................................  55


                               ----------------

                               PROSPECTUS SUMMARY

   This summary highlights information regarding us and the offering of the notes contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read carefully this entire prospectus, including the risks discussed under "Risk Factors" and the documents incorporated into this prospectus by reference, before you decide whether to purchase any notes.

                        IMPERIAL CREDIT INDUSTRIES, INC.

   We are a diversified commercial lending and financial services holding company with consolidated assets of $1.9 billion as of June 30, 2001. Our business activities are primarily conducted through our wholly owned commercial banking subsidiary, Southern Pacific Bank (the "Bank"). Our core businesses originate commercial loans, real estate loans and commercial leases funded primarily by the FDIC-insured deposits of the Bank. Our principal executive offices are located in Torrance, California at 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505 and our telephone number is
(310) 373-1704.

   We offer loan and lease products and provide asset management services in the business sectors described below.

Business Finance Lending.

   Our business finance lending is primarily conducted through the Bank, with additional servicing activities being conducted through Imperial Business Credit, Inc., which is another of our wholly-owned subsidiaries.

   Southern Pacific Bank. The Bank is an industrial bank organized under California law that had approximately $1.5 billion in deposits at June 30, 2001. Its business finance lending is offered through the following Bank divisions and subsidiaries:

  . Coast Business Credit ("CBC") is the asset based lending division of the Bank. It primarily makes revolving lines of credit and term commercial loans available to small-to-medium-sized businesses that are primarily in the transportation, telecommunications, technology, equipment leasing, durable goods, electronics and electronic equipment manufacturing industries. CBC also purchases undivided interests (referred to as "participations") in senior secured debt of other companies offered by commercial banks in the secondary market. CBC's commitments (including standby and commercial letters of credit) and outstanding loan balances were $1,077.7 million and $665.4 million at June 30, 2001 as compared with $1,412.9 million and $752.9 million at December 31, 2000.


  . Imperial Warehouse Finance, Inc. ("IWF") is a wholly owned subsidiary of the Bank which provides short-term repurchase facilities to residential mortgage bankers. IWF's repurchase facilities provide the mortgage bankers with the ability to do same day closings and sales of residential mortgage loans in the secondary market. Under a participation agreement between the Bank and IWF, the Bank funds 100% of IWF's repurchase facilities. IWF's repurchase facility commitments (including standby and commercial letters of credit) and outstanding balances were $249.2 million and $129.0 million at June 30, 2001 as compared with $154.9 million and $50.6 million at December 31, 2000.

  . The Loan Participation and Investment Group ("LPIG") is a division of the
    Bank which purchases participations in senior secured debt of other companies offered by commercial banks in the secondary market. The principal types of loans in which LPIG purchases participations are senior-secured bank loans, in the form of revolving lines of credit and long-term loans or letters of credit. As a part of its business, LPIG invests in loan participations through both on and off balance sheet arrangements. The on balance sheet investments are funded by the FDIC-insured deposits of the Bank, while LPIG's off balance sheet financing is primarily conducted through various trust and total return swap instruments.

   LPIG's commitments (including standby and commercial letters of credit) and outstanding balances were $217.1 million and $80.1 million at June 30, 2001 as compared with $289.1 million and $123.5 million at December 31, 2000. Also at June 30, 2001, LPIG had invested in a total return swap with an underlying pool of loans having an aggregate outstanding principal amount of $40.9 million.

  . Southern Pacific BanCapital ("SPBC") is a division of the Bank which originates middle market equipment leases that are funded by the Bank. Imperial Business Credit, Inc., ("IBC") our wholly-owned subsidiary, services these leases. SPBC originates and purchases operating and capital equipment leases for medium-sized business in various industries throughout the United States. SPBC had $36.1 million in leases at June 30, 2001 as compared to $10.7 million in leases at December 31, 2000.

  . The Lewis Horwitz Organization ("LHO") is a division of the Bank which is engaged in providing financing for independent motion picture and television production. Typically, LHO lends to independent film and television producers on a senior secured basis, basing its credit decisions on the creditworthiness and reputation of distributors and sales agents who have contracted to distribute the films. LHO's commitments (including standby and commercial letters of credit) and outstanding balances were $155.3 million and $116.5 million at June 30, 2001 as compared with $101.4 million and $83.7 million at December 31, 2000.

   Imperial Business Credit, Inc. IBC is a lease portfolio servicing entity which services its existing portfolio of equipment leases and a new portfolio of middle market equipment leases originated by SPBC. Historically, the focus of IBC's lease activities had been small ticket equipment lease financing to small and medium-sized businesses. During the first quarter of 2000, we determined that IBC could not achieve the returns necessary to continue in business as an originator of new leases. Accordingly, in April, 2000, IBC ceased originating new leases and its origination offices were sold or closed. The total leases serviced by IBC at June 30, 2001 were $146.3 million as compared with $170.8 million at December 31, 2000.

Multifamily And Commercial Mortgage Lending.

   Our multifamily and commercial mortgage lending operations are conducted through the Income Property Lending Division ("IPL") of the Bank. The focus of IPL's lending activities is the small loan market for 5+ unit multifamily apartments and commercial buildings. IPL generally seeks to make 70% of its loans secured by apartment buildings and 30% of its loans secured by commercial properties. Most of IPL's loans have been secured by properties in California. IPL funded $117.5 million of loans through June 30, 2001 and had outstanding loan balances of $360.2 million at June 30, 2001 as compared with fundings of $235.9 million for the year ended December 31, 2000 and outstanding loan balances of $364.2 million at December 31, 2000.

Asset Management Activities.

   Our advisory and asset management services are conducted through Imperial Credit Asset Management, Inc. ("ICAM"). Through October 22, 1999, we also conducted asset management services through Imperial Credit Commercial Asset Management Corp. ICAM manages Pacifica Partners I L.P., and Cambria Investment Partnership I, L.P. ("Cambria"). Pacifica Partners I is a $500 million collateralized loan obligation fund (the "CLO Fund") which was launched in August 1998. Pacifica Partners I's assets consist of approximately $400 million in nationally syndicated bank loans and approximately $100 million in high yield bonds. We had, at June 30, 2001, net cash of $51.3 million invested in the subordinated and equity interests of Pacifica Partners I. We also had, at June 30, 2001, $4.3 million invested in Cambria, which is a hedge fund that invests in syndicated bank loans.

Regulatory Orders

   The Bank is currently operating under a Cease and Desist Order issued by the Federal Deposit Insurance Corporation (the "FDIC") dated December 15, 2000 and a Final Order of the California Department of Financial Institutions (the "DFI") dated December 27, 2000 (collectively, the "Regulatory Orders"). The Regulatory Orders contain several requirements, including requirements that the Bank's regulatory capital and capital ratios be increased by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policy procedures, and restrictions on the Bank's other operational activities. The Bank has not achieved compliance with the increases in the Bank's regulatory capital and capital ratios that were required to have been met at March 31, 2001 and June 30, 2001. See "Recent Developments--The Regulatory Orders" for a more detailed description of the requirements specified in the Regulatory Orders and the actions that have been taken to comply with those requirements.

Recent Operating Results

   We reported a net loss for the quarter ended June 30, 2001 of $39.8 million, including an operating loss from discontinued operations of $961,000 and an extraordinary loss on the early extinguishment of debt of $2.2 million. Our net loss for the six months ended June 30, 2001 was $39.5 million, including an operating loss from discontinued operations of $1.2 million and an extraordinary loss on the early extinguishment of debt of $1.5 million. Our operating results for the quarter and six months ended June 30, 2001 were negatively impacted by high levels of provisions for loan and lease losses, which totaled $26.7 million and $31.3 million for such periods, respectively. See "Recent Developments--Recent Operating Performance" and "--Continued High Provisions for Loan and Lease Losses." Mark-to-market and impairment charges of $3.5 million and $5.3 million for the quarter and six months ended June 30, 2001, respectively, also negatively impacted our result of operations. These mark-to-market charges primarily related to our investments in interest only securities, which experienced increased prepayments and defaults.

   As a result of the level of our provision for loan and lease losses in the second quarter of 2001 and our resulting continued operating losses, we recorded income tax expense of $10.0 million during the quarter and the six months ended June 30, 2001. This expense was recorded during that quarter to establish an additional deferred tax asset valuation allowance to fully reserve our outstanding balance of deferred tax assets, after allowable offsets of certain deferred tax liabilities.

Potential Repurchase Of Certain Of The Notes

   We have executed a letter of intent dated August 30, 2001 with Imperial Holdings Group, LLC ("IHG") to repurchase up to $78.2 million of the notes held by IHG at a discount to the face amount of those notes to be agreed upon. This repurchase is subject to (1) the completion of a definitive purchase agreement, including the discount price, mutually acceptable to us and IHG and (2) our arrangement of the financing necessary to pay the agreed upon purchase price for the notes.

                            SUMMARY OF THE OFFERING

 Securities Offered by Selling      $96,400,000 aggregate principal amount of
  Security Holders................  12% Senior Secured Notes due 2005

 Issuer...........................  Imperial Credit Industries, Inc.

                                    We will not receive any proceeds from the
 Use of proceeds..................  sale of the notes.

                            SELLING SECURITY HOLDERS

   The selling security holders consist of IHG and the purchasers (the "Secured Debt Purchasers") of our 12% Senior Secured Notes due 2002 (the "Senior Secured Debt"). See "Selling Security Holders." As of the date of this prospectus, the selling security holders held approximately $96,400,000 aggregate principal amount of the notes. The selling security holders may sell the notes from time to time directly to purchasers, or through underwriters, or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitation of offers made by this prospectus without notice. The selling security holders may reject any offer in whole or in part.

                              SUMMARY OF THE NOTES

 Title............................  12% Senior Secured Notes due 2005

 Principal........................  $127,479,000 aggregate principal amount

 Interest.........................  12.0% per annum, payable semi-annually in cash in arrears on January 30 and July 30

 Maturity.........................  June 30, 2005

 Security.........................  The notes are secured by our pledge of all the common stock, preferred stock and
                                    indebtedness of the Bank that we hold.

 Ranking..........................  The notes rank pari passu in right of payment with any of our unsecured
                                    outstanding 10.25% Remarketed Redeemable
                                    Par Securities Series B, 9.875% Senior
                                    Notes due 2007 and 9.75% Senior Notes due
                                    2004 (collectively, the "Old Notes") that
                                    were not exchanged as a part of the debt
                                    exchange described in this prospectus (the
                                    "Debt Exchange"), except to the extent, as
                                    described above, that the notes are secured
                                    by our assets. Immediately after
                                    consummation of the Debt Exchange, we had
                                    $30,091,000 in aggregate principal amount
                                    of Old Notes outstanding.

 Covenants........................  The indenture for the notes includes financial covenants with which we must
                                    comply. These covenants include, among
                                    others, (1) restrictions on the payment of
                                    dividends, repurchases of stock and certain
                                    other "restricted payments", (2)
                                    limitations on our incurrence of additional
                                    debt and (3) a requirement that we offer to
                                    purchase each holder's notes at a purchase
                                    price equal to 101% of the principal
                                    amounts thereof in the event of a change of
                                    control of us (as defined in the indenture
                                    relating to the notes).

                                  RISK FACTORS

   Before you invest in the notes, you should consider carefully the risks such investment involves, including those described in this prospectus under the caption "Risk Factors", as well as the other information disclosed in this prospectus and the other documents incorporated by reference herein.

                                  RISK FACTORS

   An investment in the notes involves a high degree of risk. Prospective investors should carefully consider, in addition to the matters set forth elsewhere in this prospectus and the information incorporated by reference herein, the following factors relating to the notes, our financial condition and business and that of the Bank, our principal subsidiary. The matters described in any of the following risks could materially and adversely affect our and the Bank's business, financial condition, results of operations and our ability to make required payments of interest and principal on the notes. While the risks described below are all the material risks of which we are currently aware, we may have other risks and uncertainties of which we are not yet aware or which we currently believe are immaterial that may also impair our or the Bank's financial condition, business operations or prospects.

Regulatory Considerations

 Regulatory Orders Have Been Issued Requiring Improvements In The Bank's Regulatory Capital And Imposing Other Significant Requirements

   The Bank, which is our principal subsidiary, is a California licensed industrial bank. It is subject to the regulatory capital requirements of the DFI and the regulations of the FDIC governing capital adequacy for institutions whose deposits are insured by the FDIC. The regulatory capital requirements of the DFI and the FDIC are discussed in greater detail in "Item 1. Business-- Regulations" in our Annual Report on Form 10-K/A for the year ended December 31, 2000 (our "2000 Form 10-K/A").

   The Bank's capital ratios on December 31, 2000 were below the minimum levels required for the Bank to be categorized as "adequately capitalized," due to increased loan and lease loss provisions and deferred tax valuation allowances taken in the fourth quarter of 2000 and the resulting operating losses. Accordingly, the Bank was categorized as an "undercapitalized" institution, as defined by applicable banking regulations. The Bank was restored to an "adequately capitalized" level as of March 31, 2001, as a result of our additional capital contributions and acquisitions of preferred stock of the Bank that constituted Tier I Capital in exchange for cash and the retirement of subordinated debt of the Bank held by us, as described below.

   As a result of a joint examination of the Bank by the FDIC and the DFI as of June 26, 2000 (the "2000 Examination"), the Bank consented to the issuance of the Regulatory Orders that contain several requirements, including mandatory increases in the Bank's regulatory capital and capital ratios by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policies and procedures, and restrictions on other operational activities of the Bank. See "Recent Developments--The Regulatory Orders" for a more detailed discussion of the Regulatory Orders.

 The Bank Has Not Met The Specified Capital Levels Within The Time Frames Required By The Regulatory Orders And Will Need Significant Additional Capital To Meet These Requirements; The Bank's Regulators May Impose Additional Restrictions And Sanctions

   The Bank requires significant additional capital to meet the capital levels and capital ratios required in the Regulatory Orders. Although during the six months ended June 30, 2001, we contributed $12.2 million in cash to the Bank and purchased $36.0 million worth of a new series of noncumulative perpetual preferred stock of the Bank (the "Series B Preferred Stock") constituting Tier I capital in exchange for cash and the retirement of subordinated debt of the Bank held by us, the Bank did not meet the increased capital levels it was ordered to meet by March 31, 2001 and June 30, 2001. The Bank would have needed approximately $45.3 million of additional Tier I capital to meet the capital requirements set forth in the Regulatory Orders that were required to have been met by June 30, 2001. Additional capital will be required during 2001 to meet the increasing capital levels required under the Regulatory Orders. See "Recent Developments--The Regulatory Orders--Actions Taken To Comply With The Regulatory Orders" for a more detailed description of the regulatory capital requirements set forth in the Regulatory Orders.

   Although we completed a private placement of $10.0 million of convertible subordinated debt on June 28, 2001 and we are seeking to obtain the additional required Tier I Capital, there is no assurance that we will be able to do so. We submitted an amended capital plan to the FDIC and DFI detailing how we intended to assist the Bank in complying with the regulatory capital requirements imposed by the Regulatory Orders by June 30, 2002. The FDIC and the DFI, however, have requested an updated capital plan showing how the Bank would be able to comply with these regulatory capital requirements by December 31, 2001. During August 2001, we submitted an updated capital plan to the FDIC and the DFI pursuant to which the Bank would achieve compliance with the capital requirements set forth in the Regulatory Orders by December 31, 2001. Under this updated capital plan, the Bank plans to reduce the amount of its outstanding assets and will seek to obtain additional capital through various capital raising alternatives. No assurance can be given as to whether we and the Bank will be able to take the additional steps required to meet the regulatory capital requirements set forth in the Regulatory Orders by December 31, 2001 or be able to do so without incurring additional losses. Nor can any assurance be given as to whether the Bank will be able to maintain the capital and capital ratios required for the Bank to continue at an "adequately" capitalized level or as to whether the FDIC and the DFI will impose any additional operating restrictions or sanctions on the Bank for having failed to meet the increased regulatory capital levels required to have been met by March 31, 2001 and June 30, 2001.

   If the FDIC or the DFI determines that the Bank is engaging in unsafe or unsound practices in conducting its business or violating any law, rule or regulation, each regulatory agency would have available various remedies, including enforcement actions and sanctions. If the Bank is unable to meet its regulatory capital requirements, or is determined to have other sufficiently serious regulatory or supervisory problems, the FDIC and/or the DFI may, among other sanctions, place the Bank in conservatorship or receivership, which would have a material adverse effect on our business, operations and ability to make required payments of interest and principal on the notes.

Risks Relating To The Recapitalization Transactions

 We Would Incur Significant Adverse Federal Income Tax Consequences If Our Recapitalization Transactions Were Deemed To Have Caused An Ownership Change Under The Internal Revenue Code

   Although we believe that the recapitalization transactions by themselves did not cause an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the interpretation of the applicable Code provisions and regulations is not clear as it applies to our facts and the Internal Revenue Service may disagree with our conclusions. In addition, an ownership change may occur on a date after the recapitalization transactions due to sales of stock, exercises of warrants or options or other events. Such events may not be within our control, or may result from future transactions which our management deems to be in our best interest notwithstanding the adverse tax consequences. Any resulting change of ownership under Section 382 would materially restrict our use of our net operating loss carryforwards and unrecognized built in losses, each of which were approximately $110 million at June 30, 2001, and would substantially eliminate the value of those tax attributes.

 We May Be Required To Make Substantial Severance Payments To Senior Executive Officers Should These Officers' Employment Terminate And These Officers Therefore May Have An Incentive To Terminate Their Employment

   In January 1999, we entered into individual termination agreements with Messrs. H. Wayne Snavely, Irwin L. Gubman and Brad S. Plantiko which provide for severance payments to these senior executives in the event we undergo a change in control (as defined in the agreements). Pursuant to the Master Recapitalization Agreement, dated as of March 29, 2001 between us and certain investors, as amended (the "Recapitalization Agreement"), four directors were elected to our board of directors at our annual shareholders' meeting on June 26, 2001. Their election constituted a change in control under the termination agreements. If Messrs. Plantiko and Gubman voluntarily terminate their employment upon the expiration of one year after the change of control or if they are terminated by us within three years, we will have to pay to each of these senior executives a lump sum payment of three times their respective base salaries and their highest bonus earned in any of the last three fiscal years preceding the change in control and a percentage of their respective bonuses for the year in which the change of control occurs. In addition, we will continue to provide these senior executives with medical, dental, life insurance, disability and accidental death and dismemberment benefits until the third anniversary of the termination unless the executive becomes employed by another employer, in which case these coverages will be secondary to those provided by the new employer. Any amounts payable to an executive will include additional amounts to cover certain taxes resulting from those payments.

   Mr. Snavely resigned as the Chairman, President, and Chief Executive Officer of Imperial Credit Industries, Inc. and the Bank on August 1, 2001. We resolved Mr. Snavely's contractual rights under his termination protection agreement, which were similar to those of Messrs. Plantiko and Gubman, by agreeing to (1) issue to him 1.3 million shares of our common stock, (2) extend the exercise period of his existing stock options for up to four years and (3) provide him with continued employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years.

   There is a risk that in order to take advantage of the severance payments and other compensation granted under the termination agreements, Messrs. Plantiko and Gubman will terminate their employment with us. Departures of these senior executives may adversely affect our operations to the extent that we are not able to restaff these key positions expeditiously to avoid material disruption in our business and operations.

Business And Other Considerations

 Lack Of Public Market For The Notes

   There is no existing trading market for the notes, and there can be no assurance regarding the future development of a market for the notes. We do not intend to apply for listing or quotation of the notes on any securities exchange or market and we are not aware that any dealer intends to maintain quotations relating to, or otherwise assist in the development of a market for, the notes.

   Historically, the market for noninvestment grade debt, such as the notes, has been subject to disruptions that have caused a lack of liquidity and substantial volatility in the prices of such securities. There can be no assurance that the market for the notes will not be subject to similar disruptions or that the notes may be resold.

 The Bank Is Prohibited By The Regulatory Orders From Paying Dividends To Us Without Regulatory Approval, Which Adversely Affects Our Ability To Pay Interest And Principal On The Notes And May Adversely Affect Our Business and Operations

   Under the Regulatory Orders, the Bank is prohibited from paying cash dividends on its common and preferred stock without the prior approval of the DFI and the FDIC. Therefore, it is unlikely that the Bank will pay dividends to us in the near future and there is no assurance that the Bank will ever resume paying dividends to us. At June 30, 2001, the outstanding face amount of our ROPES, Senior Secured Notes and long term debt was decreased by $36.0 million to $183.8 million, as compared to $219.8 million at December 31, 2000, due to the completion of our Debt Exchange and our repurchase of $1.9 million of ROPES, partially offset by our issuance of $16.2 million in Senior Secured Debt, and our issuance of $10.0 million in secured convertible notes. At June 30, 2001, our total shareholders' equity was approximately $11.4 million and we had available cash and cash equivalents of $17.5 million (excluding cash and cash equivalents at the Bank), as compared to $18.4 million of cash and cash equivalents (excluding cash and cash equivalents at the Bank) at December 31, 2000. The Bank's inability to pay dividends to us would adversely affect our ability to make required payments of interest and principal on the notes.

   Although we believe that we will be able to fund our liquidity and capital expenditure requirements through December 31, 2001, our ability to continue to make scheduled payments of the principal of, or to pay the interest on, the notes and our other indebtedness will depend upon the ability of the Bank to obtain regulatory approvals necessary to pay us dividends, as well as upon our future performance and that of the Bank, which are subject to general economic, financial, competitive, legislative, regulatory and other factors, that are not within our control. There is no assurance that the Bank will be able to obtain the regulatory approvals necessary to permit payment of dividends or that our business and that of the Bank will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service the notes and our other indebtedness. A failure to continue to make scheduled payments of the principal and interest on the notes or our other indebtedness would likely have a material adverse effect on our business and operations, including the possibility of our being forced into bankruptcy.

   Further, the degree to which we are leveraged could have material adverse effects on us, including, but not limited to, difficulty in obtaining additional financing for working capital, acquisitions and general corporate purposes; and greater proportions of our cash flow from operations being required for debt service, so that less of our cash will be available for other purposes. We will also be subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could adversely affect our operations.

 Our Ability to Obtain Additional Funding Through Equity Financing May Be Adversely Affected If Our Common Stock Is Delisted From The Nasdaq National Market System


   Although we were informed by Nasdaq that our common stock may be delisted from the Nasdaq National Market if we did not achieve compliance with its minimum bid price requirement for continued listing by December 10, 2001, Nasdaq recently suspended its minimum bid price listing requirements until January 2, 2002. As a result, we believe that we are no longer under review. See "Recent Developments--Possible Nasdaq Delisting Of Our Common Stock." Upon reinstatement of the minimum bid price listing requirement, if it is reinstated, our common stock will once again be subject to delisting if we do not achieve compliance with the minimum bid price requirement. Assuming that Nasdaq's minimum bid price listing requirement is resumed in its prior form, if the closing bid price of our common stock thereafter remained below $1.00 for a period of 30 consecutive business days, Nasdaq may notify us that we have a period of 90 calendar days from that notification to achieve compliance with the minimum price requirement. Compliance can be achieved by the closing bid price of our common stock meeting or exceeding the $1.00 per share minimum price requirement for ten consecutive business days during that 90-day compliance period. Our board of directors may declare a reverse stock split in the future to attempt to achieve compliance with the minimum bid price requirement. However, even if our board did declare a reverse stock split, there is no assurance that the subsequent closing bid price of our common stock would necessarily equal or exceed $1.00 or, if it did equal or exceed $1.00, as to the period of time that it might continue to do so. Delisting from the Nasdaq National Market could cause our common stock to become significantly less liquid, with a possible negative impact on its value. If our common stock were to be delisted, our ability to raise additional funds to assist the Bank in complying with the increased capital levels and capital level ratios required by the Regulatory Orders, as contemplated in our revised capital plan, could be adversely affected. Further, our ability to obtain equity financing needed to repurchase the notes at a discount from IHG could be adversely affected. See "Recent Developments--The Regulatory Orders-- Actions Taken To Comply With The Regulatory Orders;" and "--Potential Repurchase Of Certain Of The Notes".


 The Collateral Securing The Notes May Be Insufficient, Unavailable Or Difficult To Realize On In the Event of Default

   No appraisals of any of the collateral have been prepared by or on our behalf in connection with the issuance and sale of the notes. In the event of a default under the notes, there can be no assurance that the proceeds from the sale of the collateral remaining after satisfaction of all obligations owed under the Senior Secured Debt would be sufficient to satisfy payments due on the notes. By its nature some or all of the collateral will be illiquid and may have no readily ascertainable market value. There can be no assurance that the collateral can be sold in a short period of time or at all.

   The collateral securing the notes includes the stock of the Bank. The Bank is a California chartered industrial bank with deposits insured by the FDIC. Since the Bank is a regulated entity subject to oversight and supervision by the DFI and FDIC, any note holder who attempts to foreclose on the stock of the Bank may face certain federal and state legal requirements that would impose limitations or restrictions with respect to the ownership of the Bank's stock. These limitations or restrictions include limits on, or prohibitions against, the acquisition through foreclosure, holding, or sale of the Bank's stock; the requirement that regulatory approval be obtained prior to acquiring, holding or disposing of the stock; or restriction on a stock holder's ability to exercise its voting or control rights with respect to the Bank's stock or to participate in the management and operations of the Bank.

   In addition, the ability of the note holders to realize upon the collateral may be subject to bankruptcy law limitations in the event of a bankruptcy. The right of the collateral agent to repossess and dispose of, or otherwise exercise remedies in respect of, the collateral upon the occurrence of a default would be likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the collateral agent having repossessed and disposed of, or the collateral agent otherwise having exercised remedies in respect of, the collateral. Under applicable bankruptcy law, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval.

We Have Experienced Significant Operating Losses

   We reported a net loss of $39.5 million for the six months ended June 30, 2001 and had net losses of approximately $163.3 million, $2.8 million and $73.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. For a further description of recent losses, see "Recent Developments--Recent Operating Performance."

   Our net losses have been primarily associated with our losses from operations, losses on impairment of equity securities, increased provisions for loan and lease losses, increased levels of nonperforming assets and costs incurred in maintaining and administering such nonperforming assets.

   Our ability to reverse the trend of these net losses is largely dependent on the operations of the Bank, including the amount and quality of its earning assets and reduction in the level of its nonperforming assets, the interest rate environment and the adequacy of the Bank's allowance for loan and lease losses. The real estate market and the overall economy in the Bank's primary markets will also have significant effects on the quality and level of its assets in the future. If we are not able to return to profitable operations in the near future, our ability to make required payments of interest and principal on the notes will be impaired.

 We Intend to Liquidate Some of Our Holding Company Assets In Order To Contribute Additional Capital To The Bank Which Would Reduce The Amount Of Our Holding Company Assets And May Adversely Affect Our Ability To Repay Interest And Principal On The Notes


   As contemplated in our updated capital plan for the Bank, we expect to liquidate approximately $15 million of our holding company assets and contribute the net proceeds from those liquidations to the Bank as new capital. Accordingly, the amount of our assets, but not the amount of assets of the Bank nor the collateral securing the notes, would be reduced which may adversely affect our ability to repay interest and principal on the notes. For a more detailed description of our updated capital plan, see "Recent Development--Regulatory Orders--Actions Taken to Comply With the Regulatory Orders."


 The Bank Has Recorded Significantly Increased Provisions For Loan And Lease Losses And May Need To Record Additional Significant Provisions, Which Would Adversely Affect Our Results Of Operations

   The Bank significantly increased its provisions for loan and lease losses during 1999 and 2000, as a result of the Bank's regulatory examinations, the Bank's internal credit review and deterioration in credit quality in our sectors of the banking industry. The Bank's assets classified as "non-performing" represented 4.47% of total assets at June 30, 2001, as compared with 4.19% at December 31, 2000. The Bank's allowance for loan and lease losses as a percentage of such non-performing assets was 76.07% at June 30, 2001, as compared with 79.47% at December 31, 2000. We recorded a $26.7 million provision for loan and lease losses for the quarter ended June 30, 2001 to provide for losses in the Bank's loan portfolio. As a result of the high levels of non-performing assets, our provision for loan and lease losses will be significantly higher than other banks of comparable size. The provision for loan and lease losses for the years ended December 31, 2000, and 1999 were $181.0 million and $35.3 million, respectively. Our allowances for loan and lease losses and the provisions we make to add to them represent estimates made by our management on the basis of the information available from time to time. They involve significant elements of judgment, are inherently uncertain and are affected by judgments made by the Bank's regulatory authorities from time to time as to asset quality and the credit quality in our sectors of the banking industry.

   There can be no assurance that the Bank will not be required by its regulators to make substantial additional provisions for loan and lease losses in the future, or that the actual loan and lease losses suffered by the Bank will not exceed the estimated allowances. In either event, an increase in provisions for loan and lease losses would adversely affect the results of our operations and the Bank's capital would be further impaired, thereby raising the possibility of further administrative actions by the FDIC and the DFI.

 The Bank Has Experienced Significant Charge-offs And Losses On Its Syndicated Loan Investments And May Experience Additional Charge-offs And Loan Losses

   The Bank has invested through its LPIG and CBC divisions in nationally syndicated bank loans for which it has experienced significant charge-offs. LPIG experienced charge-offs of $6.2 million during the six months ended June 30, 2001 as compared to charge-offs totaling $32.3 million and $3.9 million during years ended December 31, 2000 and 1999, respectively. LPIG also recorded a provision for loan losses of $1.0 million for the six months ended June 30, 2001 as compared to $39.3 million and $7.0 million during years ended December 31, 2000 and 1999, respectively. In addition to LPIG's nationally syndicated loan investments, CBC had $157.0 million of nationally syndicated loan investments at June 30, 2001. During the six months ended June 30, 2001, CBC experienced charge-offs of $12.2 million relating to its syndicated loan investments. These charge-offs of LPIG and CBC occurred primarily as a result of high default rates on these nationally syndicated bank loans. Neither LPIG nor CBC has direct control over the collection policies or procedures on these loans, as these functions are dictated and managed by third party lead syndicating banks. Additionally, certain charge-offs taken in the Bank's nationally syndicated loan portfolios were mandated by the federal banking regulatory agency for the lead syndicating bank as part of its annual review of these loans.

   In light of the increases in loan losses that the Bank has suffered and the fact that neither LPIG nor CBC has direct control over the management of these syndicated investments, we have decided to reduce the amount of the Bank's exposure to nationally syndicated loans, primarily at the Bank's LPIG division. LPIG's commitments and outstanding loan balances were $217.1 million and $80.1 million at June 30, 2001, as compared with $289.1 million and $123.5 million at December 31, 2000 and $459.5 million and $217.0 million at December 31, 1999, respectively. We anticipate that the aggregate outstanding loan balance of these loans of the Bank will decrease over time as its portfolios run off. There is no assurance that either or both of LPIG and CBC will not continue to experience significant charge-offs and losses in their existing syndicated bank loan portfolios as a result of increasing loan defaults.

 We May Become Liable For Additional Federal Income Tax Payments As A Result Of Pending Internal Revenue Service Audits, Which Would Reduce The Amount Of Cash Available To Us


   Our federal income tax returns for 1996 through 1999 are currently being audited by the Internal Revenue Service. Although to date no adjustments have been proposed relating to any deduction taken or other aspects of our tax returns for those years, there can be no assurance as to the ultimate outcome of this audit, and we could become liable for additional income tax payments if any of our deductions are disallowed.

 We May Become Liable For Additional California Tax Payments As A Result Of Pending California Franchise Tax Board Audits, Which Would Reduce The Amount Of Cash Available To Us


   Our 1995 and 1996 California Franchise Tax Returns are being audited by the California Franchise Tax Board, which has proposed to include the income from two of our former affiliates in our combined return. The total increase to our combined tax for the two years proposed by such auditors is approximately $2 million, of which all but $300,000 will be payable (to the extent such amount is assessed) by one of our former affiliates. Also, we intend to protest our portion of any such assessment. At this time, however, there can be no assurance as to the ultimate outcome of our intended protest of any such assessment.

 We Are Engaged In Significant Litigation Which Could Result In Substantial Liability And Expense To Us

   We are currently involved in a number of litigation proceedings that could result in substantial liability to us, significant costs in defending those proceedings and a diversion of our management's attention and resources from normal business operations. We are defending an alleged securities fraud class-action lawsuit that arose out of the decline in the market price of our common stock (the "Class Action Lawsuit"). We and certain of our executive officers and directors were granted summary judgment by the trial court in the Class Action Lawsuit. In addition, we are subject to other litigation including the following: (1) we and two of our directors are named in an adversary proceeding brought by the liquidating trustee representing the bankrupt estate of Southern Pacific Funding Corporation ("SPFC"), alleging certain losses suffered by SPFC were caused by our alleged breaches of fiduciary duties and negligence, (2) our wholly-owned subsidiary, Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), and three of its present or former directors are named as defendants in an alleged securities fraud class-action lawsuit arising out of alleged misstatements and omissions contained in ICCMIC's offering prospectus issued in connection with its initial public offering and (3) Steadfast Insurance Company has brought a lawsuit seeking damages in the amount of $27 million allegedly resulting from our subsidiary's alleged fraudulent inducement to enter into, and subsequent breach of, a motor vehicle collateral enhancement insurance policy. For further details on the Class Action Lawsuit and other litigation, see "Part II Item 1. Legal Proceedings" in our 2000 Form 10-K/A and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

 Changes In Interest Rates May Adversely Affect Our Operating Results

   Our profits are derived principally from our lending activities. The principal source of our revenue is net interest income, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our deposits and other interest bearing liabilities. During the recent period of falling interest rates, our net interest income has been adversely affected, and may continue to be adversely affected depending on the amount of any future decreases in interest rates, due to our interest-earning assets re-pricing more quickly or to a greater extent than our interest bearing liabilities. In an extreme interest rate environment, if our net interest spread were to become negative, we would be paying more interest on our borrowings and deposits than we would be earning on our assets and we could suffer significant losses.

   Additionally, the rates paid on our borrowings and the rates received on our assets have been, and in the future may be, based upon different indices (such as LIBOR and U.S. Treasury securities indices). If the index used to determine the rates on our borrowings increases faster or decreases more slowly than the index used to determine the rates on our assets, as has recently occurred, we will experience (and recently have experienced) a declining net interest spread which has had, and in the future will have, a negative impact on our profitability.

   Higher interest rates may discourage existing potential borrowers from refinancing or increasing existing credit facilities, or establishing new credit facilities and may lead to a reduction in the average size of loans and leases. This may decrease the amount of financing opportunities available to our operations and decrease the demand for repurchase facility financing provided by our repurchase facility lending operations to loan originators. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their loans at lower long-term interest rates. Increased loan prepayments could lead to a reduction in the number of loans we service, the fees we receive for loan servicing, our loan servicing income and the value of our securitization related assets. On the other hand, as interest rates have recently declined, certain of our loans and investments have been repaid earlier than expected or earlier than the payment obligations we then had outstanding under instruments with higher interest rates, which, has adversely affected the results of our operations. Further, if interest rates continue to decline, our loans and investments may continue to be repaid earlier than expected or earlier than the term of the payment obligations we may then have outstanding under instruments with higher interest rates, which will adversely affect the results of our operations.


   We are also subject to the risk of rising interest rates between the time we commit to purchase or originate loans at a fixed price and the time we sell or securitize those loans. An increase in interest rates will generally result in a decrease in the market value of loans that we have committed to originate or purchase at a fixed price, but have not yet hedged, sold or securitized.

 Because We Are Subject To Extensive Government Regulation, Our Business Operations May Be Adversely Affected By Regulatory Changes

   The Bank operates in a highly regulated environment and is subject to supervision by several governmental regulatory agencies, including the FDIC and the DFI. The regulations and supervision to which we are subject are primarily for the protection of our customers rather than our shareholders. For example, state laws and federal laws require that the Bank maintain specified amounts of capital and meet specified capital to assets ratios. If we do not comply with applicable laws, the Bank's ability to do business could be restricted or suspended.

   Future legislation and government policy could adversely affect industrial banks, including the Bank. We cannot predict the full impact of such legislation and regulation. In addition, federal and state laws impose standards with respect to, and regulatory authorities have the power in certain circumstances to limit or prohibit, transactions between us and the Bank and between the Bank and our other affiliates, the growth of the Bank's assets and liabilities and the payment of dividends from the Bank to us, among other things.

Risks Related To Our Commercial Lending And Servicing Activities

   We originate commercial business and mortgage loans and equipment leases through CBC, IPL, SPBC and LHO, each of which is a division of the Bank, and we provide master repurchase facilities through IWF, a wholly owned subsidiary of the Bank. We also service various equipment leases through our wholly-owned subsidiary, IBC. We are subject to various risks, including those described below, relating to such activities.

 Borrower Defaults May Result In Losses On Our Loans

   During the time we hold commercial business loans for investment or for sale, we are subject to risks of borrower defaults, bankruptcies and losses that are not covered by insurance (such as those occurring from earthquakes). Commercial mortgage lending is generally viewed as involving greater risk than residential mortgage lending partly because it typically involves larger loans. Further, the repayment of commercial mortgage loans secured by income-producing properties is typically dependent upon the tenant's ability to meet its obligations under the lease relating to the property. A borrower default may subject us to a loss on the mortgage loan.

   Although our commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation value of these assets in the event of a borrower default may be an insufficient source of repayment and the value we receive in liquidating such assets may be less than the expected or appraised value of such assets.

 Prepayments Of Commercial Business Loans Reduce The Amount Of Interest Income That We Expect To Receive Over The Life Of The Related Loans

   To reduce our exposure to loan prepayments, the Bank and our other lending subsidiaries generally discourage their commercial borrowers from prepaying their loans by requiring prepayment fees from the borrowers for early prepayment. Commercial business loan prepayment rates, however, vary from time to time which may change the anticipated amount of our net interest income. Prepayments on commercial business loans are affected by the terms and credit grades of the loans and general economic conditions. If the loans are prepaid, the Bank and our lending subsidiaries may receive prepayment fees but would lose the opportunity to earn interest at the related loan interest rate over the expected life of the prepaid loan.

   Prepayment restrictions do not necessarily provide a deterrent to prepayments. In addition, the borrower on a commercial business loan may not be able to pay all or a portion of any required prepayment charges. This may occur where the prepayment results from acceleration of the commercial business loan following a payment default. At the time any prepayment charges are required to be made in connection with a defaulted commercial business loan, foreclosure or other collateral proceeds may not be sufficient to make such payments.

   We also do not know that the obligation to pay such prepayment charge will be enforceable under applicable law in all circumstances.

 The Concentration Of CBC's Commercial Business Loan Portfolio In Small And Mid-Size Borrowers Exposes CBC To A Greater Risk Of Non-Performance, Higher Delinquencies And Higher Loan Losses

   CBC originates commercial business loans typically to small and medium-sized commercial businesses located primarily in California. Small commercial loans may entail a greater risk of non-performance and higher delinquencies and losses than loans to larger businesses. Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies and CBC must rely on the diligence of its employees and agents to obtain information about these companies. As a result, CBC is subject to risks of borrower fraud or misrepresentation. Also, the success of small and medium-sized businesses depends on the management talents and efforts of a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on that company. Also, small and medium-sized businesses:

  . frequently have smaller market shares than their competition

  . may be more vulnerable to economic downturns

  . often need substantial additional capital to expand or compete

  . may experience substantial variations in operating results.

   Any of these may have an adverse effect on a borrower's ability to repay a loan.

 The Significant Amount Of Credit Facilities Provided By CBC To Borrowers In The Telecommunications And Technology Industries May Adversely Affect Our Operating Results Due To The Significant Downturn In Those Industries And Industry-Related Risks

   CBC has provided significant credit to borrowers in the telecommunications and technology industries, which industries have suffered a significant downturn. The downturn in the telecommunication industry was largely due to a combination of capital overinvestment in the mid to late 1990's and unsuccessful business plans implemented by a number of companies in that industry. Further, the high yield bond market is no longer available for most companies in the telecommunications industry. The downturn in the technology industry was largely due to significant declines in the market valuations of technology companies and resulting increased difficulties in obtaining financing for those companies. As of June 30, 2001, CBC had provided approximately

$171 million and $71 million, or approximately 9.9% and 4.1% of the Bank's total assets, of senior secured credit facilities to telecommunication and technology companies, respectively. The credit facilities CBC has provided to borrowers in the technology industry are spread over 29 different borrowing relationships, while CBC has provided credit facilities to 24 borrowers in the telecommunications industry that are allocated as follows:


     Paging........................................................ $41 million
     Long Distance Resellers....................................... $29 million
     Fiber Optics.................................................. $22 million
     Payphone...................................................... $20 million
     Diversified Communications.................................... $18 million
     CLEC Facilities............................................... $15 million
     Wireless Communications....................................... $15 million
     Cable......................................................... $ 8 million
     DSL Providers................................................. $ 3 million

   Additionally, in order to effectively market their products and attract and retain qualified personnel, businesses in the telecommunications industry or technology industry must respond more rapidly than businesses in many other industries to the following:

  . competitive developments

  . technological changes

  . new product introductions

  . changing client needs

  . evolving industry standards.

   The products and services of CBC's telecommunications or technology borrowers could be rendered obsolete and unmarketable by any of these factors, as could the borrowers' inventory, subscriber lists and other business assets thereby impairing the value of the inventory securing CBC's loans to these borrowers. A material decrease in these telecommunications or technology borrowers' sales, profits, or the value of their accounts receivable and inventory could impair their ability to repay their loans with CBC and our results of operations could be adversely affected.

 The Difficulty In Appraising Collateral Relating To Our Small Business Loans Due To Less Information Being Available May Result In A Greater Risk That Proceeds Realized From Sales Of That Collateral May Be Less Than Our Related Appraised Values

   CBC's loans are underwritten in accordance with CBC's underwriting guidelines which permit borrowers to borrow up to a specified percentage of the value of their accounts receivable, inventory and other business assets pledged as collateral in connection with the loans. The value of the accounts receivable is derived from a formula based upon the age and collectibility of the accounts and their revenues and cash flows.

   Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies. CBC must rely on the diligence of its employees and agents to obtain information about these companies. We cannot assure you that CBC's valuations actually reflect amounts that we could realize upon a current sale of the accounts receivable, inventory and other business assets. The liquidation value of these assets in the event of a borrower default therefore may not be a sufficient source for repayment of our loans.

 The Profitability Of The Properties Securing Our Commercial Mortgage Loans May Be Uncertain

   Profits of commercial properties that secure our commercial mortgage loans are dependent on the performance and viability of the property. The property manager is responsible for responding to changes in the local market, planning and implementing the rental structure, including establishing appropriate rental rates, and advising the borrower so that maintenance and capital improvements can be carried out in a timely fashion. Also, the ability of a borrower to meet its obligations under a commercial mortgage loan and to make timely payments on the mortgage loan are affected by several factors, depending on the type of commercial property, such as the ability to lease, and relet the space, regional and national economic conditions and increased costs of operating a property. All of the foregoing factors may affect the borrower's ability to make payments under the commercial mortgage loan, which may adversely affect the timing and amount of payments we receive with respect to the loan. There is no assurance that property underlying a commercial mortgage loan will produce a profit.

 Additional Losses May Result From Our Foreclosure Of Collateral

   Some of our commercial mortgage loans may be non-recourse to the borrower. In the event of foreclosure on a commercial mortgage loan, we may experience a loss if the value of the property and other collateral securing the loan is less than the unpaid amount on the loan. Also, we may experience costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of their leases. These factors may adversely affect the timing and amount of payment we receive on foreclosed commercial mortgage loans.

 We Have Loans With Balloon Payments Which Have A Greater Chance Of Defaults

   A certain percentage of our commercial mortgage loans have a balloon payment due at maturity. These loans involve a greater risk than loans which are paid off gradually in equal installments since the ability of a borrower to pay such amount will normally depend on its ability to fully refinance the commercial mortgage or sell the related property at a price sufficient to permit the borrower to make the balloon payment.

 Environmental Factors May Adversely Affect The Value Of Properties Underlying Commercial Mortgage Loans

   Contamination of real property may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances, may result in liability to the lender for that cost. Such contamination may also reduce the value of the property. If we are or become liable, we can bring an action for contribution against the owner or operator who created the environmental hazard, but that person or entity may be bankrupt or otherwise judgment proof. If we become responsible, environmental clean-up costs may be substantial.

 IWF's Short-Term Master Repurchase Facilities Are Susceptible To The Volatile Economic Cycles Of The Mortgage Industry

   Through IWF, we offer short-term master repurchase facilities to third party mortgage bankers. These third parties use these facilities for their purchase of residential mortgage loans until they are able to sell the loans. Some of our borrowers rely on the secondary market to sell or securitize loans they originate. During 1999 and 2000, some of our borrowers had difficulty selling their loans on a profitable basis. If such borrowers are unable to make timely payments on their borrowings from us, we may incur losses.

 Recent Credit Rating Downgrades On Our Debt Have Put IBC In Default Under The IBC Lease Receivables Trust 1997-2, Which May Adversely Affect IBC's Ongoing Monthly Cash Flow

   As a result of the recent credit rating downgrades on our senior indebtedness by Moody's and Standard and Poor's ratings services, IBC is in default of the terms of the IBC Lease Receivables Trust 1997-2
("1997-2 Trust"), which trust issued certain Class A, Class B and Class C certificates. Due to this default, the insurer of the Class A certificates has the right to cause the 1997-2 Trust permanently to go into "turbo" amortization. Under turbo amortization, virtually all cash flows generated in the 1997-2 Trust are required to be used to pay off the outstanding balance of the Class A certificates, which was $99.2 million at June 30, 2001. In that event while the Class B and C Certificates, a majority of which are owned by IBC, would receive virtually no cash flows for principal and interest payments until the Class A certificates are paid in full. To date,

IBC has received a monthly waiver of this default. However, the insurer of the Class A certificates requested that IBC distribute, and IBC agreed to distribute, cash flows under the "turbo" amortization schedule for the months of July and August, 2001 in order to bring subordination levels of the Class A certificates to levels acceptable to the insurer. The waiver may be renewed monthly by the insurer, at its option. There is no assurance, however, that the insurer will continue to grant the monthly waiver to IBC or that it will not make further requests that the 1997-2 Trust distribute cash flows under the "turbo" amortization schedule for temporary periods. In any month in which the 1997-2 Trust distributes cash flows under the "turbo" amortization schedule, IBC's monthly cash flow would decrease by approximately $1.0 million per month. As a result, cash flow to us would decrease, and for the months of July and August, 2001 did decrease, by approximately $500,000 per month, which has adversely affected our cash flow and results of operations. The outstanding balances of the securities and retained interests in the 1997-2 Trust owned by IBC were $6.4 million and $3.7 million at June 30, 2001, respectively.


 Loss Of Residual Value On Certain Assets Would Adversely Affect IBC And SPBC's Results Of Operations

   IBC and SPBC retain a residual interest in the equipment covered by certain of their equipment leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on IBC's or the Bank's balance sheet. Results of operations depend, to a limited degree, upon their ability to realize such residual value. Realization of residual values depends on many factors outside our control including:

  . general market conditions at the time of expiration of the lease,

  . unusual wear and tear on, or use of, the equipment,

  . the cost of comparable new equipment,

  . the extent to which the equipment has become technologically or economically obsolete during the contract term, and

  . the effects of any additional or amended tax or accounting rules.

Risks Related To Our Asset Management Activities and Investments

 We May Be Adversely Affected By The Liquidation Of A Fund Managed By Our ICAM Subsidiary Or A Loss Of Its Management Fees

   Our wholly-owned subsidiary, ICAM, currently manages the CLO Fund and earns management fees for managing this fund. At June 30, 2001, we had invested approximately $51.3 million in the CLO Fund. For the years ended December 31, 2000 and 1999, ICAM received management fee revenues of $3.1 million and $3.1 million, respectively, for managing the CLO Fund. Our primary risks relating to ICAM's management activities are that (1) the successful management of the CLO Fund and the resulting management fees anticipated therefrom are dependent upon the services of the existing officers of ICAM and in the event of the departure or death of such officers, ICAM's ability to manage this fund may be adversely impacted and (2) the investors in this fund have the ability under certain circumstances to cause this fund to be liquidated, and such fund may be required to be liquidated in the event of a default of our management obligations for such fund. The result of such a required liquidation of the CLO Fund would be not only the loss of our management fees relating to this fund, but also substantial loss in the value of our investment in the fund due to the required acceleration of the sale of the fund's assets.

 We Recently Incurred Significant Writedowns And Mark-To-Market Losses Related To Our Investments In Volatile Assets And There Is No Assurance That We Will Not Incur Additional Losses On These Assets

   Our investments in retained interests, subordinated bonds from loan securitizations, interest only securities and total return swaps were $3.7 million, $6.4 million, $3.8 million and $88.0 million, respectively, at June 30,

2001 as compared to $6.3 million, $21.0 million, $10.0 million and $92.8 million, respectively, at December 31, 2000. Additionally, the net assets of our discontinued Auto Marketing Network operations included $9.8 million and $14.0 million of retained interests at June 30, 2001 and December 31, 2000, respectively. The valuations of these assets are impacted by many factors including, among others, interest rates, prepayments or defaults on loans and leases and volatility in the secondary loan markets. During the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, we incurred writedowns and mark-to-market losses primarily related to these assets of $4.0 million, $13.4 million and $29.2 million, respectively. There is no assurance that we will not continue to incur additional writedowns or mark-to-market losses in future periods.

 The Value Of Our Portfolio Of Securitization-Related Assets Is Subject To Fluctuation

   We have invested in asset or mortgage backed securities known as "interest-only" or "principal-only" residual interest and subordinated securities. These securities were generally created through our own securitizations or securitizations by parties formerly affiliated with us. Investments in residual interest and subordinated securities are riskier than investments in senior asset-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. On a percentage basis, the risk associated with holding residual interest and subordinated securities is greater than holding the underlying loans or leases. This is due to the concentration of losses in the residual interests and subordinated securities.

   We estimate future cash flows from these securities and value them utilizing assumptions concerning discount rates, prepayments and credit losses. If our actual experience adversely differs from our assumptions, we would be required to reduce the value of these securities and record a non-cash charge to operations. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value or at all. Also, we may never recoup our initial investment in these securities.

   We also bear the risk of loss on any asset-backed securities we have purchased in the secondary market. If third parties had been contracted to insure against these types of losses, we would be dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. The insurance coverage for various types of losses is limited, and we would bear the risk of any losses in excess of the limitation or outside of the insurance coverage.

   In addition, we may not obtain our anticipated yield due to prepayments or we may incur losses if the credit support available within certain asset-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing asset-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated. This may also cause a rating agency to downgrade certain classes of our securities.

 We May Have Liabilities For Representations And Warranties Related To Our Asset-Backed Securities

   Asset-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against the sellers of loans and leases, we cannot assure you that they will honor their obligations. In the past we have engaged (and may in the future engage) in bulk whole loan/lease sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of loans and leases from us are broader than those available to us against those who sell us these loans and leases. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our sellers.

                              RECENT DEVELOPMENTS

The Regulatory Orders

 Requirements Of The Regulatory Orders

   As a result the 2000 Examination, the Bank consented to the issuance of a Cease and Desist Order by the FDIC dated December 15, 2000 (the "FDIC Order") and a Final Order of the DFI dated December 27, 2000 (the "DFI Order"). As described under "Item 1. Business--Regulation--General" in our 2000 Form 10-K/A, the Regulatory Orders impose a number of requirements, principally including the following:

  . Under the FDIC Order, the Bank was required to increase its capital by $19 million by March 31, 2001, and must increase its capital by an additional $20 million in stages through December 31, 2001. The Bank was also required to attain a total risk based capital ratio of 10.50% and a Tier 1 capital ratio of 8.00% by March 31, 2001 and to increase those ratios, in stages through December 31, 2001, to 12.00% and 9%, respectively. Under the DFI Order, the Bank was required to increase its adjusted tangible shareholder's equity by $29 million by March 31, 2001 and by an additional $15 million by June 30, 2001. Also, by March 31, 2001, the Bank was required to attain an adjusted tangible shareholder's equity of at least 7.00% of its adjusted tangible total assets, and to increase this ratio by 0.50% each quarter to 8.50% at December 31, 2001. The DFI order limits the maximum amount of the Bank's deferred tax assets that may be included in the adjusted tangible shareholder's equity calculation to the lesser of (x) the amount of deferred tax assets that are dependent upon future taxable income expected to be realized within one year or (y) 10% of adjusted tangible shareholder's equity existing before any disallowed deferred tax assets. The Bank has not reached the capital levels it was required to meet on March 31, 2001 and June 30, 2001.

  . The required increases in capital stated above may be accomplished through capital contributions by us to the Bank, the sale of common stock or noncumulative perpetual preferred stock of the Bank, the exchange of Bank debt held by us for such preferred stock, or any other means acceptable to the FDIC and the DFI. The Bank is required to adopt and implement a capital plan acceptable to the FDIC and the DFI to achieve and maintain these capital requirements.

  . The Bank may not pay any cash dividends, make any other shareholder distributions or pay bonuses to its executive officers without the prior approval of the FDIC and the DFI, nor may it engage in any new lines of business without their prior approval.

  . The Bank was required to eliminate all of its assets that were classified as "Loss" and one-half of its assets that were classified as "Doubtful" as of March 31, 2000 under the DFI Order, and as of June 26, 2000 under the FDIC Order, and to reduce by June 30, 2001 its assets that were classified as "Substandard" or "Doubtful," as of June 26, 2000, to not more than $90 million. The Bank also was required to reduce by June 30, 2001 and September 30, 2001 its assets that were classified "Substandard" or "Doubtful," as of June 26, 2000, to not more than $70,000,000 and $50,000,000, respectively. The Bank has satisfied the foregoing March 31, 2001 and June 30, 2001 requirements by charging off or collecting certain of its Substandard and Doubtful assets.

  . Under the FDIC Order, the Bank may not extend additional credit to any borrower that has a loan or other credit from the Bank that has been charged off or classified "Loss" or "Doubtful," in whole or part, and is uncollected. With certain exceptions, the Bank is also restricted from extending additional credit to any borrower with a Bank loan or other credit that has been charged off or classified "Substandard," in whole or part, and is uncollected.

  . The Bank must revise, adopt and implement policies acceptable to the FDIC and the DFI regarding its lending and loan review procedures, transactions with insiders and affiliates, and its requirements for reporting lending practices and other strategies to the Bank's chief executive officer. The Bank's board of directors must also review the adequacy of the Bank's allowances for loan and lease losses and adopt a policy for regularly determining the adequacy of those allowances.

  . The Bank must develop and adopt a detailed business plan acceptable to the FDIC and the DFI to control overhead and other expenses and restore the Bank to a sound condition.

  . The Bank is required to have and maintain qualified management, including a chief executive officer and other persons experienced in lending, collection and improving asset quality and earnings. Further, during the effectiveness of the Regulatory Orders, the Bank must obtain the prior approval of the FDIC and the DFI to the appointment of any new director or senior executive officer for the Bank, and the DFI has the right to determine whether present members of the Bank's management are acceptable.

  . The Bank must provide quarterly progress reports to the FDIC and the DFI regarding its actions to comply with the Regulatory Orders.

 Actions Taken To Comply With The Regulatory Orders

   Following issuance of the Regulatory Orders, we have added credit and risk management personnel and have reduced the Bank's classified assets through collections and charge-offs. We have also begun to increase the capital of the Bank. In this connection, on March 30, 2001, we purchased $36.0 million of the Bank's Series B Preferred Stock for $14.0 million in cash and the exchange of $22.0 million in aggregate principal amount of subordinated debt of the Bank held by us. Also on that date, we made a capital contribution to the Bank of $7.2 million in cash. On June 29, 2001, we contributed an additional $5.0 million in cash to the Bank.


   The Bank has not to date, however, achieved compliance with the required increases in regulatory capital specified in the Regulatory Orders. As a result, after discussions with the FDIC and the DFI in regard to the Bank's noncompliance, we submitted an amended capital plan to these agencies proposing steps by which the Bank would comply with these required regulatory capital increases by June 30, 2002. The FDIC and the DFI did not approve this amended capital plan and directed that we provide a further revised capital plan showing how the Bank will comply with the required regulatory capital increases by December 31, 2001.


   During August 2001, we submitted an updated capital plan to the FDIC and the DFI that indicates how the Bank proposes to achieve compliance with the capital requirements set forth in the Regulatory Orders by December 31, 2001. Under this updated capital plan, the Bank plans to reduce the total amount of its outstanding assets and we will seek to obtain additional capital to infuse into the Bank or the Bank may raise its own additional capital directly. The updated capital plan forecast an approximate $269.4 million reduction in the Bank's assets by December 31, 2001 as compared to June 30, 2001 levels. The asset reductions forecast under the updated capital plan are expected to be accomplished primarily through increased sales of the Bank's income property and other loans held for sale. The Bank does not anticipate any write-downs of its $370.7 million of income property and other loans held for sale at June 30, 2001 as a result of executing the loan sales forecast in the updated capital plan. Loans classified as held for sale are carried on the Bank's books at the lower of their cost or market value. The remaining forecast asset reductions are expected to occur as a result of loan repayments, coupled with anticipated reduced levels of loan funding activity through December 31, 2001.


   In addition to the forecasted level of asset reductions, the Bank's updated capital plan includes the infusion of approximately $26.5 million of additional capital. We will seek to raise this capital through various capital raising alternatives, which may include one or more of the following: the issuance of additional debt securities, the issuance of additional shares of our common stock, and the issuance of additional shares of the Bank's Series B Preferred Stock or, subject to regulatory approval, the issuance of shares of new series of noncumulative perpetual preferred stock of the Bank constituting Tier I capital. Also under the updated capital plan, it is forecast that we will contribute approximately $15.0 million in new capital to the Bank in the six months ended December 31, 2001. We will seek to obtain this $15.0 million through the liquidation of some of our holding company assets. These assets may consist of investments in trading securities, loans, and real property. Any actual amount of net proceeds and the related gain or loss on sale from such liquidations are dependent on the interest rate environment, the credit quality of any assets sold, general economic conditions, and other factors affecting the financial markets at the time of those sales. There is no assurance that the forecast asset reductions will be achieved, that we will be able to raise the additional $26.5 million in capital or further obtain the $15.0 million by liquidating our holding company assets, or that this amended capital plan, even if approved by the Bank's regulators and fully implemented, will be successful in complying with the Regulatory Orders. See "Risk Factors--Regulatory Considerations."


Recapitalization Transactions

In order to assist the Bank in complying with the Regulatory Orders, we entered into the Recapitalization Agreement with IHG, which held a majority in outstanding aggregate principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B (the "ROPES") and 9.875% Senior Notes due 2007 (the "Old Senior Notes"), and the Secured Debt Purchasers. The Recapitalization Agreement generally provides for the restructuring of our outstanding senior indebtedness and the issuance of new equity and debt securities by us through certain recapitalization transactions.

The following descriptions of the recapitalization transactions (collectively, the "Recapitalization Transactions") provided for in, and the descriptions of, the Recapitalization Agreement are qualified in their entirety by the provisions of the Recapitalization Agreement and the First Amendment to Master Recapitalization Agreement, dated as of June 27, 2001, and Second Amendment to
Master Recapitalization Agreement, dated as of          , 2001 ("Second
Amendment"), which are attached as Exhibit 20.1.1 to our 2000 Form 10-K/A,
Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-3 that we filed on August 30, 2001 and Exhibit 10.18 to the registration statement of which this prospectus forms a part, respectively.

Our Recapitalization Transactions are generally as follows:

On March 30, 2001, we issued $16,200,000 in aggregate principal amount of 12% Senior Secured Notes due April 30, 2002 (the "Senior Secured Debt") to the Secured Debt Purchasers.

On June 28, 2001, we issued $10,000,000 aggregate principal amount of 12% Secured Convertible Subordinated Notes due 2005 ("Secured Convertible Subordinated Debt") to accredited investors in a private placement. The Secured Convertible Subordinated Debt will be convertible after three years into our common stock at a conversion price of $1.25 per share, subject to anti-dilution adjustments.

On June 28, 2001, our debt exchange offer (the "Debt Exchange") closed. Under the terms of the Debt Exchange, $39,995,000 of the $41,035,000 of our ROPES that were then outstanding, $144,352,000 of the $165,939,000 of our Old Senior Notes that were then outstanding, and $3,468,000 of the $10,939,000 of 9.75% Senior Notes due 2004 debt securities that were then outstanding (collectively, the "Old Notes") were exchanged for the following: (1) $127,479,000 aggregate principal amount of the notes, (2) 1,744,437 shares of our common stock, (3) Debt Exchange Warrants to purchase up to an additional 6,105,544 shares of our common stock at an exercise price of $2.15 per share, subject to anti-dilution adjustments, and (4) $79,800 in cash as payment for fractional Old Notes.

On June 28, 2001, we issued 7.04 million shares of common stock to IHG, 2.0 million of which shares are being held in escrow in connection with certain price protection provisions relating to the notes issued to the Secured Debt Purchasers, in connection with IHG's agreement to approve and participate in the Debt Exchange.

Under the provisions of the Recapitalization Agreement, subject to the occurrence of certain conditions, all of the Senior Secured Debt is to be exchanged for: (1) $18,200,000 aggregate principal amount of the notes,
(2) 249,052 shares of our common stock and (3) Debt Exchange Warrants to purchase up to an additional 871,681 shares of our common stock. One of the conditions to this exchange under the Recapitalization Agreement as originally executed was that we have an effective registration statement on file registering the resale by the Secured Debt Purchasers of the notes they were to receive as part of this exchange. Under a Second Amendment to the Recapitalization Agreement,
dated         , 2001, this condition has been changed to provide that the exchange will be effected shortly prior to the effective date of the registration statement of which this prospectus is a part, if the other conditions to the exchange have been satisfied, including the condition that neither the FDIC nor the DFI shall have taken or threatened to take any action adverse to the Bank or us as a result of the Bank's noncompliance with the Regulatory Orders. The Senior Debt Purchasers will then have the right, through March 31, 2002, to elect to exchange all or a portion of the notes held by them and related shares of common stock and Debt Exchange Warrants into $18,200,000 aggregate principal amount of Secured Convertible Subordinated Debt. If we do not receive a notice of such election from a Secured Debt Purchaser during such period, that Secured Debt Purchaser will be deemed to have elected to retain the notes it held and the related shares of common stock and Debt Exchange Warrants.

Recent Operating Performance

   We reported a net loss for the quarter ended June 30, 2001 of $39.8 million, including an operating loss from discontinued operations of $961,000 and an extraordinary loss on the early extinguishment of debt of $2.2 million. Our net loss for the six months ended June 30, 2001 was $39.5 million, including an operating loss from discontinued operations of $1.2 million and an extraordinary loss on the early extinguishment of debt of $1.5 million. Our operating results for the quarter and six months ended June 30, 2001 were negatively impacted by high levels of provisions for loan and lease losses, which totaled $26.7 million and $31.3 million for such periods, respectively. Mark-to-market and impairment charges of $3.5 million and $5.3 million for the quarter and six months ended June 30, 2001, respectively, also negatively impacted our result of operations. These mark-to-market charges primarily related to our investments in interest only securities, which experienced increased prepayments and defaults. As a result of the level of our provision for loan and lease losses in the second quarter of 2001 and our resulting continued operating loss, we recorded income tax expense of $10.0 million during the quarter and the six months ended June 30, 2001. This expense was recorded during that quarter to establish an additional deferred tax asset valuation allowance to fully reserve our outstanding balance of deferred tax assets, after allowable offsets of certain deferred tax liabilities.

   We decreased our operating expense and recorded reductions during the second quarter of 2001 in all expense categories other than legal, professional and collection related costs. These costs are primarily associated with the our efforts to resolve our problem credits.

Continued High Provisions For Loan And Lease Losses

   Our provision for loan and lease losses for the quarter and six months ended June 30, 2001 was $26.7 million and $31.3 million as compared to $63.2 million and $87.2 million for the same period in the year 2000, respectively. The provision for loan and lease losses for the quarter and six months ended June 30, 2001 was primarily a result of $27.4 million and $30.1 million in net charge-offs in the CBC loan portfolio. CBC's charge-offs in the second quarter of 2001 primarily related to the bankruptcy of two of its borrowers in the telecommunications and technology industries, and the discovery of fraud related to one loan. The additional provision for loan losses related to these credits was $21.7 million. The LPIG loan portfolio suffered from net charge-offs of $6.2 million and $5.8 million for the quarter and six months ended June 30, 2001. LPIG's charge-offs were related to the deterioration of collateral supporting these credits. As a result of the high level of these charge-offs and non-performing assets, our provision for loan and lease losses is significantly higher than other banks of comparable size.

Possible Nasdaq Delisting Of Our Common Stock

   Although Nasdaq's staff terminated its proceedings for delisting our common stock from the Nasdaq National Market arising from its April 20, 2001 determination that our common stock failed to comply with Nasdaq's minimum bid price listing requirements, we received a Nasdaq staff determination on September 10,

2001 stating that our common stock was again subject to delisting from the Nasdaq National Market in that it had failed to maintain a minimum bid price of $1.00 over the preceding 30 consecutive trading days unless we meet the requirements for continued listing by December 10, 2001.


   On September 27, 2001, we received a Nasdaq bulletin indicating that Nasdaq had suspended, among other things, its minimum bid price requirement until January 2, 2002. The bulletin also indicated that during this period it would consider whether it is appropriate to recommend further and more permanent action. As a result of this suspension, we are not currently under review for delisting. Upon reinstatement of the minimum bid price listing requirement, if it is reinstated, our common stock will once again be subject to delisting if we do not achieve compliance with the minimum bid price requirement. Assuming that Nasdaq's minimum bid price listing requirement is resumed in its prior form, if the closing bid price of our common stock thereafter remained below $1.00 for a period of 30 consecutive business days, Nasdaq would notify us that we have a period of 90 calendar days from that notification to achieve compliance with the minimum price requirement. Compliance can be achieved by the closing bid price of our common stock meeting or exceeding the $1.00 per share minimum price requirement for ten consecutive business days during that 90-day compliance period. However, if we were unable to demonstrate our compliance with the minimum bid price listing requirements by expiration of the 90-day compliance period, we would receive written notification that our securities would be delisted. At that time, we would have the opportunity to appeal Nasdaq's decision to a Nasdaq listing qualification panel. No assurance can be given that our common stock will satisfy the minimum bid price requirements to maintain its listing on the Nasdaq National Market if that requirement is reinstated. See "Risk Factors--Business and Other Considerations--Our Ability to Obtain Additional Funding Through Equity Financing May Be Adversely Affected If Our Common Stock Is Delisted From The Nasdaq National Market System."


Potential Repurchase Of Certain Of The Notes

   We have executed a letter of intent dated August 30, 2001 with IHG to repurchase up to $78.2 million of the notes held by IHG at a discount to the face amount of those notes to be agreed upon. This repurchase is subject to (1) the completion of a definitive purchase agreement, including the discount price, mutually acceptable to us and IHG and (2) our arrangement of the financing necessary to pay the agreed upon purchase price for the notes. We intend to seek this necessary financing through the issuance of new debt or equity securities. There can be no assurance that we and IHG will be able to complete a mutually agreeable definitive purchase agreement, nor that, even if a definitive agreement is completed, we will be able to obtain the financing necessary to pay the agreed upon purchase price for the notes.


Changes In Management

   On August 1, 2001, H. Wayne Snavely resigned as both the Bank's and our Chairman, President, and Chief Executive Officer and Michael R. McGuire was appointed our President and Chief Executive Officer and interim President and Chief Executive Officer of the Bank, subject to regulatory approval that was received on September 5, 2001. Mr. McGuire has been one of our directors since April 2001 and has been, and currently is, the chief executive officer of Affinity Bank Holdings, Inc. Michael S. Riley, who was initially elected to our board of directors at our 2001 annual shareholders' meeting, was appointed as chairman of our board of directors on August 1, 2001. Mr. Riley also is one of the principal equity owners of IHG, which is the entity from which we may repurchase some of the note as described above in "--Potential Repurchase Of Certain Of The Exchange Notes." James P. Staes recently resigned from our board of directors. Additionally, Brad S. Plantiko, the Bank's and our Chief Financial Officer, has assumed additional responsibilities as the Chief Operating Officer of the Bank following regulatory approval of that appointment on September 5, 2001.


   Mr. Snavely's contractual rights under his termination protection agreement were resolved by our agreement to (1) issue to Mr. Snavely 1.3 million shares of our common stock, (2) extend the exercise period of Mr. Snavely's existing stock options for up to four years and (3) provide Mr. Snavely with continuous employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years.

Reverse Stock Split

   At our annual shareholders meeting held on June 26, 2001, our shareholders approved a proposal to amend our Articles of Incorporation to effect a reverse stock split at a ratio of 2:1, 3:1 or 4:1, as determined by the board of directors based on market conditions and other factors, but only if and when our board of directors in its discretion elects to effect a reverse stock split.

   Because the reverse stock split, if one is effected, will apply to all issued and outstanding shares of common stock, the reverse stock split will not alter the relative rights of existing shareholders. A reverse stock split would, however, effectively increase the number of shares of common stock available for future issuance by the board of directors because it would only affect our outstanding shares and would not decrease the number of shares the board of directors is authorized to issue.

Election Of Directors

   Pursuant to the Recapitalization Agreement, our board of directors has set the authorized number of our directors at seven. Also pursuant to the Recapitalization Agreement, four of the directors elected at our annual meeting of shareholders held on June 26, 2001 were proposed by IHG, one of the selling security holders. One of these persons, Mr. Michael R. McGuire, was elected by action of the board of directors on April 25, 2001 to replace one of the three directors, Messrs. Perry A. Lerner, Brad S. Plantiko and Stephen J. Shugerman, who resigned from our board of directors as provided in the Recapitalization Agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of our earnings to fixed charges before and after interest expense on deposits for each of the years in the five year period ended December 31, 2000 and for the six months ended June 30, 2001:

                              Six
                             Months
                             Ended                   Year Ended
                            -------- ------------------------------------------
                            June 30, Dec. 31, Dec. 31, Dec. 31, Dec 31, Dec 31,
                              2001     2000     1999     1998    1997    1996
                            -------- -------- -------- -------- ------- -------
Ratio of Earnings to Fixed
 Charges (before interest
 expense on deposits)*....   (0.77)x  (3.63)x   0.80x   (2.18)x  4.64x   3.09x
Ratio of Earnings to Fixed
 Charges (after interest
 expense on deposits)*....     0.59x  (0.12)x   0.94x     0.04x  2.48x   2.16x

--------
* For the six months ended June 30, 2001, and for each of the years ended December 31, 2000, 1999 and 1998, earnings were insufficient to cover fixed charges by $27,634,000, $158,640,000, $7,497,000 and $120,627,000,
   respectively.

   For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, minority interest and extraordinary item and fixed charges (interest expense (both before and after interest expense on deposits), amortization of debt costs and an estimate of interest portion of occupancy expense).

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes by the selling security holders under this prospectus.

                            SELLING SECURITY HOLDERS

   We originally issued the notes to the selling security holders in transactions exempt from the registration requirements of the Securities Act. The selling security holders consist of IHG and the Secured Debt Purchasers. As part of the Debt Exchange, IHG received approximately $78,200,000 aggregate principal amount of the notes. The Secured Debt Purchasers will receive prior to the effective date of the registration statement $18,200,000 aggregate principal amount of notes in exchange for the Senior Secured Debt they purchased in connection with our recapitalization. See "Recent Developments-- The Recapitalization Transactions" for a more detailed description of this exchange.

   At our annual shareholders' meeting on June 26, 2001, Michael S. Riley was elected to our board of directors and also serves as the chairman of our board of directors. Mr. Riley is one of the principal equity owners of IHG, which is one of the selling security holders listed below. On August 1, 2001, Michael R. McGuire was appointed our President and Chief Executive Officer and interim President and Chief Executive Officer of the Bank, subject to regulatory approval that was received on September 5, 2001. Mr. McGuire has been one of our directors since April 2001 and has been, and currently is, the chief executive officer of Affinity Bank Holdings, Inc., which is another of the selling security holders. Also, H. Wayne Snavely, our former chief executive officer, controls Imperial Credit Charitable Foundation, which is another of the selling security holders. None of the other selling security holders has had a material relationship with us or any of our affiliates within the past three years.

   The following table sets forth, as of the date of this prospectus, the beneficial ownership of notes of each of the selling security holders, the aggregate principal amount of notes begin offered by each of the selling security holders and the aggregate principal amount of notes that would be owned by each selling security holder after sale of all notes covered by this prospectus.

                                    Principal
                                    Amount of                      Principal
                                      Notes                          Amount
                                   Beneficially     Principal     Beneficially
 Name of Selling Security Holder  Owned Prior to    Amount of     Owned after
            of Notes                 Offering     Notes Offered   the Offering
 -------------------------------  --------------  --------------  ------------
Imperial Holdings Group, LLC..... $78,200,000.00  $78,200,000.00      $ 0
Denise Adams Living Trust........     224,691.36      224,691.36      $ 0
Affinity Bank Holdings, Inc......   8,987,654.32    8,987,654.32      $ 0
Adams Imperial Limited
 Partnership I...................     449,382.72      449,382.72      $ 0
Adams Imperial Limited
 Partnership II..................     449,382.72      449,382.72      $ 0
Kent Adams.......................      56,172.84       56,172.84      $ 0
Andris Baltins...................     786,419.76      786,419.76      $ 0
Mark Adams.......................     112,345.68      112,345.68      $ 0
Scott Adams......................     112,345.68      112,345.68      $ 0
KMBY, Inc. dba AdComm IV, Inc....     112,345.68      112,345.68      $ 0
Wayne Boysen.....................     224,691.36      224,691.36      $ 0
Gregg A. Boysen..................     112,345.68      112,345.68      $ 0
K & B Associates, Inc............     112,345.68      112,345.68      $ 0
John Ehlert......................     280,864.20      280,864.20      $ 0
Quarta, L.P......................     280,864.20      280,864.20      $ 0
David Frith-Smith................     168,518.52      168,518.52      $ 0
Gleason, L.P.....................   1,404,320.99    1,404,320.99      $ 0
JJZ Limited Partnership..........     702,160.49      702,160.49      $ 0
AGI Holding Corp. KEYSOP.........     561,728.40      561,728.40      $ 0
George Parker....................     224,691.36      224,691.36      $ 0
Dr. George Pransky...............     112,345.68      112,345.68      $ 0
Dewey, Helpum & Howe, Inc.
 Defined Benefit Plan............     224,691.36      224,691.36      $ 0
Gerald I. Rich...................     112,345.68      112,345.68      $ 0
Imperial Credit Charitable
 Foundation......................     561,728.40      561,728.40      $ 0
Harvest Opportunity Partners,
 L.P.............................   1,825,617.28    1,825,617.28      $ 0
                                  --------------  --------------      ---
  Total.......................... $   96,400,000* $   96,400,000*      $0

--------
* The actual amounts of notes listed in the table may not equal this total due to rounding.

                            DESCRIPTION OF THE NOTES

   The following description sets forth certain general terms and provisions of the notes. The notes are issued pursuant to the Indenture, dated July 3, 2001, between us and The Chase Manhattan Bank and Trust Company, National Association, as Trustee (the "Indenture"), a copy of which has been filed by us with the Commission. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections, articles or defined terms of the Indenture are referred to herein, such sections, articles or defined terms shall be as specified in the Indenture. You can find definitions of certain terms used in the following summary under the subheading "Certain Definitions." Copies of the forms of the Indenture and related documents are available from us upon request.

General

   The notes are limited in aggregate principal amount to $164,354,350 million and will mature on June 30, 2005. Interest on the notes accrues at the rate of 12% per annum and is payable in cash semi-annually in arrears on each July 30 and January 30, commencing on January 30, 2002, to Holders of record on the immediately preceding July 15 and January 15. Interest on the notes generally will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Holders of notes on January 1, 2002 will receive, on January 30, 2002, the amount of interest accrued on the notes during the period from, and including, July 3, 2001 to, and excluding, January 30, 2002. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, interest and premium, if any, on the notes is payable at our office or agency maintained for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders of notes; provided that all payments with respect to global notes are required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by us, our office or agency in New York is the office of the Trustee maintained for such purpose. The notes are issuable in minimum denominations of $1,000 and integral multiples thereof.

   Except as set forth below, the notes represent senior secured obligations and rank equally in right of payment with all of our existing and future unsubordinated debt, including the Old Notes that remain outstanding after the Exchange Offer, and senior in right of payment to all of our existing and future subordinated debt. The notes, and the Lien on our assets securing the notes, are subordinated to all amounts owing on the Senior Secured Debt for the period that the Senior Secured Debt remains outstanding. The notes are effectively senior to the Old Notes that remain outstanding after the Exchange Offer, to the extent of the notes' second priority Lien (described below) on certain of our assets securing the notes.

Security

   The notes are secured by a second priority Lien on the outstanding common stock, preferred stock and subordinated debentures of the Bank, all of which are held by us and comprise our principal assets. For the period that the Senior Secured Debt remains outstanding, the Senior Secured Debt will have a first priority lien on these assets. The Secured Convertible Subordinated Debt will have a Lien on these assets that is subordinate to the Lien securing the notes. The Old Notes will not be secured and thus will be effectively subordinated to the notes. On March 29, 2001, we entered a Security Agreement with the Collateral Agent pursuant to which we granted the foregoing security interests for the benefit of the Secured Debt Purchasers, the Trustee as trustee for the holders of notes and the subordinated debt trustee as trustee for the holders of the Secured Convertible Subordinated Debt, in priorities and subject to the terms and conditions set forth in the Security Agreement.

   Upon instruction from the Required Noteholders, which term means solely a majority in principal amount of the Senior Secured Debt until such time as the Senior Secured Debt is no longer outstanding, the Collateral

Agent will have the right to foreclose upon the Collateral in accordance with the terms of the Security Agreement. In accordance with the terms of the Security Agreement, the proceeds realized by the Collateral Agent from the Collateral will be applied:

  . first, to amounts owing to the Collateral Agent in its capacity as Collateral Agent;

  .  second, to the payment of interest on the Senior Secured Debt;

  .  third, to all amounts of principal outstanding under the Senior Secured
     Debt;

  . fourth, to all other amounts due on the Senior Secured Debt, including fees and expenses;

  . fifth, to all out-of-pocket expenses owed to the Trustee and to the trustee for the Secured Convertible Subordinated Debt under the Indenture for the Secured Convertible Subordinated Debt, as the case may be;

  .  sixth, to the payment of interest on the notes;

  .  seventh, to all amounts of principal outstanding under the notes;

  . eighth, to all other amounts due on the notes, including fees and expenses;

  .  ninth, to the payment of interest on the Secured Convertible
     Subordinated Debt;

  . tenth, to all amounts of principal outstanding under the Secured Convertible Subordinated Debt;

  . eleventh, to all other amounts due on the Secured Convertible Subordinated Debt, including fees and expenses; and

  .  twelfth, the balance, if any, to us or other persons entitled thereto.

   The Collateral includes, among other things, the stock of the Bank. The Bank is a California-chartered industrial bank whose customer deposits are insured by the FDIC. As the Bank is a regulated entity subject to oversight and supervision by the DFI and the FDIC, any Holder of notes who attempts to foreclose on the stock of the Bank may face certain federal and state legal requirements that would impose limitations or restrictions with respect to ownership of the Bank's stock. These limitations or restrictions include limits on, or prohibitions against, the acquisition through foreclosure, holding, or sale of the Bank's stock; the requirement that regulatory approval be obtained prior to acquiring, holding, or disposing of the stock; and restrictions on a shareholder's ability to exercise its voting or control rights with respect to the Bank's stock or to participate in the management and operations of the Bank. In addition, no appraisals of any of the Collateral have been prepared by us or on our behalf in connection with the issuance and sale of the notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations owed to the holders of the Senior Secured Debt, which are secured by the above-described Lien having priority over the Lien granted to the Collateral Agent for the benefit of the Holders of the notes, would be sufficient to satisfy payments due on the notes. By its nature, the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or at all.

   In addition, the ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. The right of the Collateral Agent to repossess and dispose of, or otherwise exercise remedies in respect of, the Collateral upon the occurrence of an Event of Default and notice to the Required Noteholders would be likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the Collateral Agent having repossessed and disposed of, or the Collateral Agent otherwise having exercised remedies in respect of, the Collateral. Under the Bankruptcy Law, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval.

Optional Redemption

   We may redeem the notes in whole or in part, in integral multiples of $1,000 only, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve-month period beginning on the Exchange Date or the anniversary of the Exchange Date, as the case may be, in the years indicated below:

     Year                                                             Percentage
     ----                                                             ----------
     2001............................................................    106
     2002............................................................    103
     2003 and thereafter.............................................    100

Selection and Notice

   Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at such Holder's registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, unless we default in payment of the redemption price, interest ceases to accrue on notes or portions of notes called for redemption.

Mandatory Redemption

   We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Certain Covenants

 Change of Control

   The Indenture provides that upon the occurrence of a Change of Control, each Holder of notes will have the right to require us to repurchase all or any part (in increments of $1,000 or an integral multiple thereof) of such Holder's notes pursuant to the offer procedure described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment").

   Within 10 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the Indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

   The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Change of Control Offer Period (the "Change of Control Purchase Date"), we will purchase all notes tendered in response to the Change of Control Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.

   If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Change of Control Offer.

   On the Change of Control Purchase Date, we will, to the extent lawful, (a) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officer's Certificate stating the aggregate principal amount of notes or portions thereof being purchased by us. The Paying Agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

 Asset Sales

   The Indenture provides that we may not consummate an Asset Sale in excess of $1.0 million unless (i) we receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued, sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by us is in the form of cash or Cash Equivalents; provided that the amount of (x) any of our liabilities (as shown on our most recent balance sheet, excluding contingent liabilities and trade payables), that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases us from further liability and (y) any securities, notes or other obligations received by us from such transferee that are promptly, but in no event more than 30 days after receipt, converted by us into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale in an amount less than $5,000,000, we may apply such Net Proceeds, (a) to permanently reduce our Senior Indebtedness (other than the notes), or (b) to an Investment (excluding Guarantees of Indebtedness or other obligations), the making of a capital expenditure or the acquisition of other tangible assets, in each case in or with respect to a Related Business. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, unless we use such Excess Proceeds within 90 days to increase the Bank's capital, we will be required to make an offer to all Holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased with one-half of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than one-half of the Excess Proceeds, we may use any remaining Excess Proceeds (together with one-half of the Excess Proceeds) for general corporate purposes. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be deemed to be reset at zero.

   An Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), we will purchase the principal amount of notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.

   If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Sale Offer.

   On or before the Asset Sale Purchase Date, we will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all notes tendered, and will deliver to the Trustee an Officer's Certificate stating that such notes or portions thereof were accepted for payment by us in accordance with the terms of the Indenture. We, DTC or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the notes tendered by such Holder and accepted by us for purchase, and we will promptly issue a new note, the Trustee, upon written request from us will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. Any note not so accepted will be promptly mailed or delivered by us to the Holder thereof. We will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

 Restricted Payments

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of our or any of our Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us) or to the direct or indirect holders of our or any of our Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in our Equity Interests (other than Disqualified Stock) or dividends or distributions payable to us or any Subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation in connection with any merger or consolidation involving us) any of our Equity Interests or of our direct or indirect parent or other Affiliate (other than any such Equity Interests owned by us or any of our Subsidiaries); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to, the notes (other than notes, Existing Indebtedness and Secured Convertible Subordinated Debt), except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

      (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

      (b) at the time of and immediately after giving effect to such Restricted Payment, we would be able to incur at least $1.00 of additional Indebtedness pursuant to the test described in the first sentence of the covenant described under "Incurrence of Indebtedness and Issuance of Preferred Stock" in this prospectus; and

      (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by us and our Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (x) and (y) of the next succeeding paragraph), is less than the sum of (i) our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less such deficit), plus (ii) the aggregate net cash proceeds received by us from the issue or sale since the date of the Indenture of Equity Interests (other than Disqualified Stock) or of debt securities that have been converted into such Equity Interests (other than Equity Interests or convertible debt securities sold to one of our Subsidiaries and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, (iv) any dividends received by us or a Wholly Owned Subsidiary, plus (v) $25.0 million.

   The foregoing provisions will not prohibit: (u) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the payment would have complied with the provisions of the Indenture; (v) the payment of any dividend on or the redemption, repurchase, retirement or other acquisition of Bank Trust Preferred Stock; (w) the redemption, repurchase, retirement or other acquisition of any of our Equity Interests in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to our Subsidiaries) of other Equity Interests (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (x) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to our Subsidiaries) of Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (y) the payment of any dividends on or the repurchase, redemption or other acquisition or retirement for value of any of our Equity Interests or of any of our Subsidiaries held by any member of our (or any of our Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement or other management agreement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period plus the aggregate cash proceeds received by us during such twelve-month period from any reissuance of Equity Interests by us to members of our management and that of our Subsidiaries; and (z) the repurchase, redemption or other retirement for value of any Equity Interests of any Subsidiary in a Strategic Investor Repurchase Transaction, in each case so long as no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

 Incurrence of Indebtedness and Issuance of Preferred Stock

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that we will not permit any of our Subsidiaries other than the Bank or any Subsidiary of the Bank to issue any shares of preferred stock; provided, however, that we or any Subsidiary may incur Indebtedness (including Acquired Debt) and any Subsidiary may issue preferred stock if, on the date of such incurrence and after giving effect thereto our Consolidated Leverage Ratio does not exceed 2.0 to 1.0, or
1.5 to 1.0 in the case of any Indebtedness in principal amount in excess of $75.0 million (less any subordinated Indebtedness issued pursuant to the Recapitalization Agreement) which is subordinated to the notes.

   The foregoing provisions will not apply to:

     (i)Our and our Subsidiaries' Indebtedness existing on the date of the Indenture;

     (ii)the incurrence by us of Indebtedness represented by the notes, the Secured Convertible Subordinated Debt and up to $75.0 million of Indebtedness (less any subordinated Indebtedness issued pursuant to the Recapitalization Agreement) which is subordinated to the notes and which matures after the Stated Maturity of the notes;

     (iii)the incurrence of Permitted Warehouse Indebtedness by us or any of our Subsidiaries, and any Guarantee by us of such Indebtedness incurred by a Subsidiary, provided, however, that to the extent any such Indebtedness ceases to constitute Permitted Warehouse Indebtedness, such Indebtedness shall be deemed to be incurred at such time by us or such Subsidiary, as the case may be;

     (iv)the incurrence by us or any of our Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred or that was outstanding at the date of the Indenture;

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

     (v)the incurrence by us or a Subsidiary of Hedging Obligations directly related to (A) our or a Subsidiary's Indebtedness incurred in conformity with the provisions of the Indenture, (B) Receivables held by us or our Subsidiaries pending sale, (C) our Receivables or that of our Subsidiaries that have been sold, (D) Receivables that we or our Subsidiaries reasonably expect to purchase or commit to purchase, finance or accept as collateral, or (E) other assets owned or financed by us or our Subsidiaries in the ordinary course of business; provided, however, that, in the case of each of the foregoing clauses (A) through (E), such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by us and our Subsidiaries on and after the date of the first issuance of notes under the Indenture;

     (vi)Indebtedness of the Subsidiaries to us to the extent that such Indebtedness constitutes a Permitted Investment by us of the type permitted under the definition of Permitted Investments;

     (vii)the incurrence by us or any of our Subsidiaries of intercompany Indebtedness owing us or any of our Subsidiaries; provided, however, that
  (i) any subsequent issuance or transfer of any Capital Stock which results in any such Indebtedness being held by a Person other than a Subsidiary and
  (ii) any sale or transfer of any such Indebtedness to a Person besides us or a Subsidiary shall be deemed, in each case, to constitute the incurrence of such Indebtedness by us or such Subsidiary, as the case may be;

     (viii)the incurrence by a Subsidiary of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of the Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by our Subsidiary;

     (ix)the maintenance by us or any of our Subsidiaries of Indebtedness incurred to finance Receivables or repurchase facilities in the ordinary course of business; and

     (x)the incurrence by us and our Subsidiaries of Indebtedness in an aggregate principal amount which, together with the principal amount of all our and our Subsidiaries' outstanding Indebtedness on the date of incurrence (other than Indebtedness otherwise permitted by this covenant), does not exceed $25.0 million.

 Liens

   The Indenture provides that the we will not, and will not permit any of our Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Lien for the benefit of any Indebtedness ranking pari passu with or junior to the notes, other than Permitted Liens, upon any of our or any Subsidiaries' property or assets or any shares of stock or debt of our Subsidiaries which own property or assets, now owned or hereafter acquired, unless (i) if such lien secures Indebtedness which is pari passu with the notes, then the notes are secured on an equal and ratable basis or (ii) if such lien secures Indebtedness which is junior to the notes, any such lien shall be junior to a lien granted to the holders of the notes.

 Dividend and Other Payment Restrictions Affecting Subsidiaries

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, create or otherwise cause to become effective any encumbrance or restriction on the ability of any Subsidiary to
(i)(a) pay dividends or make any other distributions to us or any of our Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to us or any of our Subsidiaries, (ii) make loans or advances to us or any of our Subsidiaries or (iii) transfer any of its properties or assets to us or any of our Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Warehouse Facilities as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Warehouse Facilities as in effect on the date of the Indenture, (c) the Indenture and the notes, (d) applicable law, regulation or order of or agreement with a governmental authority, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in this clause (iii) on the property so acquired, or (h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

 Transactions with Affiliates

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Subsidiary than those that would have been obtained in a comparable transaction by us or such Subsidiary with an unrelated Person and (ii) we deliver to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, in addition to such Officer's Certificate, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing which is not our Affiliate; provided, however, that such fairness opinion shall not be required with respect to a transaction that is made in the ordinary course of our or such Subsidiary's business, as the case may be, and is consistent with our or such Subsidiary's past business practice. Notwithstanding the foregoing, the following shall not be deemed Affiliate Transactions: (i) any employment agreement entered into by us or any of our Subsidiaries in the ordinary course of business and consistent with our or such Subsidiary's past practice, (ii) any issuance of securities, or other payments, compensation, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors in the ordinary course of business and consistent with our or such Subsidiary's past practice, (iii) the grant of stock options or similar rights to our employees and directors pursuant to plans approved by the Board of Directors in the ordinary course of business and consistent with our or such Subsidiary's past practice, (iv) loans or advances to employees in the ordinary course of business in accordance with our or such Subsidiaries' past practices, but in any event not to exceed $500,000 in aggregate principal amount outstanding at any one time, (v) the payment of reasonable fees to our directors and those of our Subsidiaries who are not our or our Subsidiaries' employees, (vi) transactions between or among us and/or our Subsidiaries, and
(vii) Restricted Payments and Permitted Investments (other than Strategic Investor Repurchase Transactions) that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments."

 Business Activities

   The Indenture provides that we will not, and will not permit any Subsidiary to, engage in any line of business that is not a Related Business (except as a result of Investments in other businesses made or acquired in connection with the activities or conduct of the Related Businesses in the ordinary course of business by us and our Subsidiaries, including Investments obtained as a result of the foreclosure of Liens securing amounts lent by us or any of our Subsidiaries).

 Merger, Consolidation or Sale of Assets

   The Indenture provides that we may not consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, Person or entity unless:

      (1) We are the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

      (2) the entity or Person formed by or surviving any such consolidation or merger (if other than us) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our Obligations under the notes, the Indenture and the Security Documents pursuant to a supplemental Indenture in a form reasonably satisfactory to the Trustee;

      (3) immediately after such transaction no Default or Event of Default exists; and

      (4) we shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that such transaction and supplemental Indenture comply with the provisions of this paragraph.

 Reports

   The Indenture provides that, within 15 days after such information would be required to be filed (or is filed) with the Commission and whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, we will furnish to the Trustee:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our auditors, and

      (2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

   In addition, we agreed that, for so long as any notes remain outstanding, we will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

   The Indenture provides that each of the following constitutes an Event of
Default:

      (1) default for 30 days in the payment when due of interest on the notes;

      (2) default in payment when due of the principal of or premium, if any, on the notes;

      (3) our failure for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding notes to comply with any of our other covenants, agreements or warranties in the Indenture, the notes and the Security Documents;

      (4) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us (or the payment of which is guaranteed by us) whether such Indebtedness or guarantee existed on the date of, or is created after the date of, the Indenture which results in the acceleration of such Indebtedness prior to its express

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

  maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more;

      (5) failure us or any of our Significant Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

      (6) other than as permitted under the Security Documents or the terms of the Indenture, any of the Security Documents cease to be in full force and effect, or any of the Security Documents cease to give the Trustee the Security Interests, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or we shall deny or disaffirm any of our obligations under any Security Document or any Collateral becomes subject to any Lien other than Permitted Liens; and

      (7) certain events of bankruptcy or insolvency with respect to us or any of our Significant Subsidiaries.

   If any Event of Default, other than an Event of Default under clause (7) of the preceding paragraph with respect to us or any Significant Subsidiary, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes, by notice to the Trustee and us, may declare all the notes to be due and payable immediately. In the case of an Event of Default arising from certain events of bankruptcy or insolvency described in clause (7) of the preceding paragraph, with respect to us or any Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. If an Event of Default exists solely by reason of an acceleration of Indebtedness under clause (4) of the preceding paragraph, and such acceleration is rescinded by the holders of such Indebtedness affected thereby in accordance with the terms of the Indenture, such Event of Default shall cease to exist. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, interest or Liquidated Damages, if any) if it determines that withholding notice is in their interest.

   The Indenture provides that, at any time after a declaration of acceleration with respect to the notes, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences if:

      (1) the rescission would not conflict with any judgment or decree, and

      (2) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

   No such rescission shall affect any subsequent Default or impair any right consequent thereto.

   The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture and its consequences, except a default in the payment of the principal of or interest on any notes. Notwithstanding any other provision of the Indenture, the right of any Holder of a note to receive payment of principal, premium and interest on the notes, on or after the respective due dates expressed in the notes (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder except to the extent that the institution or prosecution of such suit or the entry of judgment therein would, under applicable law, result in the surrender, impairment or waiver of the Lien of the Indenture and the Security Documents upon the Collateral.

   We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

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

No Personal Liability of Directors, Officers, Employees and Shareholders

   None of our directors, officers, employees, incorporators or shareholders, as such, shall have any liability for any of our obligations under the notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

      (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, and interest on such notes when such payments are due from the trust referred to below,

      (2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

      (3) the rights, powers, trusts, duties and immunities of the Trustee, and our obligations in connection therewith, and

      (4) the Legal Defeasance provisions of the Indenture.

   In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment or certain bankruptcy, receivership, rehabilitation and insolvency events) described above under the caption "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) We must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) either:

        (a) in the case of Legal Defeasance (other than when the notes are being defeased within one year prior to the stated maturity or the applicable maturity date), we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

          (i) We have received from, or there has been published by, the Internal Revenue Service a ruling, or

           (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, or

        (b) in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

      (4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we are a party or by which we are bound;
      (5) We must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by us with the intent of preferring the Holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

      (6) We must deliver to the Trustee an Officer's Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Transfer and Exchange

   A Holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

   The registered Holder of a note is treated as the owner of it for all purposes.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

   The notes are issued in fully registered form, without interest coupons. Except as described below, the notes have been deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. as DTC's nominee. The notes are in the form of a global new note Certificate (the "Global New Note") and will stay in the custody of the Trustee pursuant to the FAST Balance Certificate between DTC and the Trustee.

Exchanges of Interests in Global New Note for Certificated Notes

   A beneficial interest in a Global New Note may not be exchanged for a note in certificated form unless:

      (1) DTC

        (a) notices us that it is unwilling or unable to continue as depositary for the Global New Note, or

        (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we thereupon fail to appoint a successor depositary,

      (2) We, at our option, notice the Trustee in writing that we elect to cause the issuance of the new notes in certificated form, or

      (3) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the new notes.

   In all cases, certificated new notes delivered in exchange for the Global New Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any certificated new note issued in exchange for an interest in the Global New Note will bear the legend restricting transfers that is borne by such Global New Note. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the security registrar to reflect a decrease in the principal amount of the Global New Note.

Depository Procedures

   DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its Participants and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with an Indirect Participant. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

   DTC has also advised us that, pursuant to procedures established by it, (1) upon deposit of the Global New Note, DTC will credit the respective accounts of Participants in the principal amount at maturity of the new notes of the individual beneficial interests represented by such Global New Note and (2) ownership of such interests in the Global New Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global New Note).

   Investors in the Global New Note may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream Banking S.A. ("Clearstream") which are participants in such system. All interests in the Global New Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global New Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global New Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical Certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see "-- Exchanges of Interests in the Global New Note for Certificated Notes."

   Except as described below, owners of interests in the Global New Note will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

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

   Payments in respect of the principal of and premium and interest on the Global New Note registered in the name of DTC or its nominee are payable by the Trustee to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the new notes, including the Global New Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the Trustee nor our or the Trustee's agent has or will have any responsibility or liability for (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global New Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global New Note or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the new notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

   Except for trades involving only Euroclear and Clearstream participants, interests in the Global New Note are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants.

   Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

   Subject to compliance with the transfer restrictions applicable to the new notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global New
Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the Global New Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in the Global New Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

   DTC has advised us that it will take any action permitted to be taken by a Holder of new notes only at the direction of one or more Participants to whose account with DTC interests in the Global New Note are credited and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC reserves the right to exchange the Global New Note for legended new notes in certificated form, and to distribute such new notes to its Participants.

   The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

   Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global New Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the Indenture, the notes and the Security Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture, the notes, or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

      (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver of the Indenture, the notes or the Security Documents,

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than pursuant to the provisions of the Indenture described above under the captions "--Change of Control" and "--Asset Sales"),

      (3) reduce the rate of or change the time for payment of interest on any note,

      (4) waive a Default or Event of Default, in each case in the payment of principal of or premium or interest on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration),

      (5) make any note payable in money other than that stated in the notes,

      (6) make any change in the provisions of the Indenture relating to waivers of past Defaults (other than to add sections of the Indenture or the notes which are subject thereto) or the rights of Holders of notes to receive payments of principal of or premium or interest on the notes,

      (7) waive a redemption payment with respect to any note (other than a payment required by the provisions of the Indenture described above under the caption "--Change of Control" and "--Asset Sales"), or

      (8) make any change in the foregoing amendment and waiver provisions.

   Notwithstanding the foregoing, without the consent of any Holder of notes, we and the Trustee may amend or supplement the Indenture, the notes and the Security Documents to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of our obligations to Holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the Indenture and the Security Documents of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act to mortgage, pledge or grant a Security Interest in favor of the Trustee as additional security for the payment and performance of Obligations under the Indenture and the notes, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Security Interest is required to be granted pursuant to the provisions of the Security Documents or otherwise.

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, and apply to the Commission for permission to continue or resign.

   The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

   Anyone who receives this prospectus may obtain a copy of the Indenture and the Security Documents without charge by writing to Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 210, Torrance, California 90505; Attention: Secretary.

Certain Definitions

   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

   "Asset Sale" means (a) any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by us, including any disposition by means of a merger, consolidation or similar transaction (other than as permitted under "--Certain Covenants--Merger, or Consolidation or Sale of Assets") (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of the Bank (other than Bank Trust Preferred Stock or directors' qualifying shares or shares required by applicable law to be held by a Person other than us or the Bank, as the case may be), (ii) all or substantially all the assets of any of our divisions or lines of business, (iii) any of our other assets outside of our ordinary course of business; or (b) any issuance of Capital Stock (other than Bank Trust Preferred Stock or non-convertible preferred stock that is not Disqualified Stock) by the Bank, except any such issuance to us. Notwithstanding the foregoing, an "Asset Sale" does not include (a) a disposition by us or a Wholly Owned Subsidiary, (b) a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Restricted Payments"), and (c) any trade or exchange by us of any assets for similar assets of a Related Business owned or held by another Person; provided that (1) the fair market value of the assets traded or exchanged by us (including any cash or Cash Equivalents to be delivered by us) is reasonably equivalent to the fair market value of the asset or assets (together with any cash or Cash Equivalents) to be received by us and (2) such exchange is approved by a majority of our directors. who are not our employees or employees of our Subsidiaries.

   "Bank Trust Preferred Stock" means equity interests issued by a special purpose entity which is a wholly-owned subsidiary of the Bank and which exists for the purpose only of issuing equity interests, investing the gross proceeds of such equity issuances in debt securities of the Bank and engaging in other activities necessary or incidental thereto.

   "Bankruptcy Law" means Title 11 of the U.S. Code or any similar federal or state law for the relief of debtors.

   "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

   "Business Day" means any day other than a Legal Holiday.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet of the lessee thereof in accordance with GAAP.

   "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means: (i) United States dollars; (ii) Government Securities (except that for purposes of this definition, Government Securities must have a remaining Weighted Average Life to Maturity of not more than one year from the date of investment therein); (iii) commercial paper or other short-term corporate obligation that has received a rating of at least A-1 or AA from Standard & Poor's Corporation ("S&P"), P-1 or Aa2 from Moody's Investor Services, Inc. ("Moody's"), F-1 or AA from Fitch, Inc. ("Fitch"); (iv) time deposits, certificates of deposit, bank acceptances or bank notes issued by any bank having capital surplus and undivided profits aggregating at least $500 million (or the foreign currency equivalent thereof) and at least a high A rating (or the equivalent) from any two of the following: S&P, Moody's, Thomson Bankwatch, Inc. or IBCA, Inc.; (v) money market preferred stocks which, at the date of acquisition and at all times thereafter, are accorded ratings of at least mid AA by any two of the following: S&P, Moody's or Fitch; (vi) tax-exempt obligations that are accorded ratings at the time of investment therein of at least mid AA (or equivalent short-term ratings) by any two of the following; S&P, Moody's or Fitch; (vii) master repurchase agreements with foreign or domestic banks having capital and surplus of not less than $500 million (or the foreign currency equivalent thereof) or primary dealers so long as (a) such bank or dealer has a rating of at least mid AA from any two of the following: S&P, Moody's or Fitch; (b) such agreements are collateralized with obligations of the United States government or its agencies at a ratio of 102%, or with other collateral rated at least mid AA from any two of the following: S&P, Moody's or Fitch, at a rate of 103% and, in either case marked to market weekly and (c) such securities shall be held by a third-party agent; (viii) guaranteed investment contracts and/or agreements of a bank, insurance company or other institution whose unsecured, uninsured and unguaranteed obligations (or claims-paying ability) are, at the time of investment therein, rated AAA by any two of the following: S&P, Moody's, Fitch or Duff; (ix) money market funds, the portfolio of which is limited to investments described in clauses (i) through (viii); (x) with respect to Non-Domestic Persons, instruments that are comparable to those described in clauses (i), (ii), (iv) and (vii) in the country in which such Non-Domestic Person is organized or has its principal business operations; and
(xii) up to $1.0 million in the aggregate of other financial assets held by Subsidiaries. In no event shall any of the Cash Equivalents described in clauses (iii) through (viii), (x) and (xi) above have a final maturity more than one year from the date of investment therein.

   "Change of Control" means the occurrence of one or more of the following events: (i) a person or entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) of persons or entities shall have become the beneficial owner of a majority of our securities ordinarily having the right to vote in the election of directors; (ii) during any consecutive two-year period, individuals who at the beginning of such period constituted our Board of Directors (together with any directors who are members of such Board of Directors on the date hereof and any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our Board of Directors then in office; (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, our and our Subsidiaries' assets, taken as a whole, to any person or entity or group (as so defined) of persons, or entities (other than to any of our Wholly Owned Subsidiaries);
(iv) our merger or consolidation with or into another corporation or the merger of another corporation into us with the effect that immediately after such transaction any person or entity or group (as so defined) of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (v) the adoption of a plan relating to our liquidation or dissolution.

   "Collateral" means, collectively, all of the property and assets that are from time to time subject to the Lien of the Security Documents.

   "Collateral Agent" means Wilmington Trust Company, as collateral agent under the Security Agreement.

   "Consolidated Leverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of all our consolidated Indebtedness and that of our Subsidiaries, excluding Warehouse Indebtedness, Guarantees thereof and other Indebtedness permitted to be incurred pursuant to clauses (c) and
(i) of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" to (ii) our Consolidated Net Worth.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof and (ii) the cumulative effect of a change in accounting principles shall be excluded.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common shareholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person and (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments and Investments existing as of such date), all of the foregoing determined in accordance with GAAP.

   "Secured Convertible Subordinated Debt" means our Obligations under or in respect of our 12% Secured Convertible Subordinated Notes due 2005.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the Stated Maturity of the notes.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock of any Person (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Equity Offering" means any private offering, or any underwritten primary public offering pursuant to an effective registration statement under the Securities Act, in each case, of our Equity Interests (other then Disqualified Stock).

   "Existing Indebtedness" means our and our Subsidiaries' Indebtedness (other than Indebtedness under the Warehouse Facilities and Indebtedness to finance Receivables or repurchase facilities in the ordinary course of business) in existence on the date of the Indenture, until such amounts are repaid.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Hedging Obligations" means, with respect to any Person, the net obligations of such Person under (1) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or in currency exchange or interest rates or credit or other business risks, in any case in the ordinary course of business and not for speculative or investment purposes.

   "Holder" means a holder of any of the notes.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (ii) all Capital Lease Obligations of such Person, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and expense accruals arising in the ordinary course of business), (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit), (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee, (vi) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (vii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term "Indebtedness" does not include deposit liabilities of any Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary course of business and secured by qualifying mortgage loans or mortgage-backed securities or other collateral permitted by credit policies of Federal Home Loan Bank of San Francisco.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by us for consideration consisting of our Equity Interests shall not be deemed to be an Investment.

   "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.

   "Lien" means, with respect to any Person, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind on the assets of such Person, including any conditional sale or other title retention agreement or lease in the nature thereof.

   "Master Recapitalization Agreement" means the Master Recapitalization Agreement dated as of March 29, 2001, as amended, by and among us and each of the investors referenced therein.

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain, together with any related provision for taxes on such gain, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) and (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

   "Net Proceeds" means the aggregate cash proceeds received by us or any of our Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "Non-Domestic Person" means a Person not organized under the laws of the United States, any State or territory thereof or the District of Columbia.

   "Non-Recourse Debt" means Indebtedness (i) as to which neither we nor any of our Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or
(b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any of our or our Subsidiaries' other Indebtedness (other than the notes being offered hereby) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to our stock or assets or that of any of our Subsidiaries.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Officer's Certificate" means a Certificate signed on our behalf by any two of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President that meets the requirements set forth in the Indenture.

   "Paying Agent" means an office or agency within the City and State of New York maintained by us where Notes may be presented for payment.

   "Permitted Investment" means an Investment by us or any Subsidiary (i) in a Subsidiary or in the Bank or a Person that will, upon the making of such Investment, become a Subsidiary; provided, however, that the primary business of such Subsidiary is a Related Business, (ii) in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, us or a Subsidiary; provided, however, that such Person's primary business is a Related Business, (iii) comprised of Cash Equivalents, (iv) comprised of Receivables owing to us or any Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary banking or trade terms, (v) comprised of payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business, (vi) comprised of stock, mortgages, deeds of trust, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us or any Subsidiary or in satisfaction of judgments,
(vii) in any Person to the extent such Investment represents the non cash portion of the consideration received for an Asset Sale as permitted pursuant to the covenant described under "--Certain Covenants --Asset Sales," or (viii) comprised of our or any of our Wholly Owned Subsidiaries' Receivables.

   "Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person (but excluding Capital Stock of another Person); provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is incurred, and the Indebtedness secured by the Lien may not be incurred more than 180 days after the latest of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (g) Liens on Receivables owned by us or a Subsidiary, as the case may be, to secure Indebtedness permitted under the provisions described in clause (ii) under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"; (h) Liens existing on the date of the Indenture; (i) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including, any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (k) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary of such Person; (l) Liens securing Hedging Obligations; (m) Liens on cash or other assets securing our or our Subsidiaries' Warehouse Indebtedness; (n) Liens to secure any Permitted Refinancing Indebtedness as a whole, or in part, with any Indebtedness permitted under the Indenture to be incurred and secured by any Lien referred to in the foregoing clauses; provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding, principal amount or, if greater, committed amount of the Indebtedness, at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing, refunding, extension, renewal or replacement; (o) Liens securing deposit liabilities of any Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary course of business and secured by qualifying mortgage loans or mortgage-backed securities; (p) Liens securing the Secured Convertible

Subordinated Debt; (q) Liens on assets of Subsidiaries that secure Non-Recourse Debt of Subsidiaries; and (r) Liens incurred to secure Indebtedness of up to $25.0 million aggregate principal amount which is permitted by the covenant described under "Incurrence of Indebtedness and Issuance of Preferred Stock" in this prospectus.

   "Permitted Refinancing Indebtedness" means any of our or our Subsidiaries' Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund any of our other Indebtedness or that of any of our Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Indebtedness is incurred either by us or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (v) such Indebtedness may not include a Guarantee of Indebtedness of a Person that is not our Subsidiary.

   "Permitted Warehouse Indebtedness" means Warehouse Indebtedness in connection with a Warehouse Facility; provided, however, that (i) the assets as to which such Warehouse Indebtedness relates are or, prior to any funding under the related Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale or investment on our consolidated balance sheet in accordance with GAAP, (ii) such Warehouse Indebtedness will be deemed to be Permitted Warehouse Indebtedness (a) in the case of a Purchase Facility, only to the extent the holder of such Warehouse Indebtedness has no contractual recourse to us and our Subsidiaries to satisfy claims in respect of such Permitted Warehouse Indebtedness in excess of the realizable value of the Receivables financed thereby, and (b) in the case of any other Warehouse Facility, only to the extent of the lesser of (A) the amount advanced by the lender with respect to the Receivables financed under such Warehouse Facility, and (B) the principal amount of such Receivables and (iii) any such Indebtedness has not been outstanding in excess of 364 days.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Purchase Facility" means any Warehouse Facility in the form of a purchase and sale facility pursuant to which we or our Subsidiary sells Receivables to a financial institution.

   "Receivables" means consumer, mortgage and commercial loans, equipment or other lease receivables and other assets purchased or originated by us or any Subsidiary in the ordinary course of business; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

   "Related Business" means any consumer or commercial finance or banking business or any financial advisory or financial service business, or any investment or asset management business.

   "Required Noteholders" means the holders of at least 51% of the outstanding principal amount of all Senior Secured Debt, until such time as no Senior Secured Debt is outstanding, at which time Required Noteholders means the Trustee acting pursuant to the Indenture.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Security Agreement" means the Amended and Restated Collateral Agency and Security Agreement dated as of June 28, 2001 among us and the Collateral Agent and, effective as of Exchange Date, the Trustee for the benefit of the Holders of the notes, together with the trustee under the indenture for the Secured Convertible Subordinated Debt for the benefit of the holders of the Secured Convertible Subordinated Debt proposed to be issued by us as part of the Recapitalization Transactions.

   "Security Documents" means, collectively, the Security Agreement and all other security agreements, mortgages, deeds of trust, pledges, collateral assignments or other instruments evidencing or creating any Security Interests in favor of the Trustee in all or any portion of the Collateral, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time, in accordance with the terms thereof.

   "Security Interests" means the Liens on the Collateral created by the Security Documents in favor of the Trustee for its benefit and the benefit of the Holders of the notes.

   "Senior Indebtedness" means all our Indebtedness or that of our Subsidiaries that is not, by its terms, subordinated in right of payment to the notes.

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

   "Stated Maturity" means, with respect to any installment of principal or interest on any series of Indebtedness, the date on which such payment of principal or interest was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such principal or interest prior to the date originally scheduled for the payment thereof.

   "Strategic Investor Repurchase Transaction" means the repurchase, redemption or other retirement for value of any Equity Interests of any Subsidiary (a) from a strategic partner or investor owning such Equity Interests that, except for such Investment, would not be our Affiliate or an Affiliate of our Subsidiaries and (b) in a transaction whose terms comply with the provisions set forth in "--Transactions with Affiliates."

   "Subsidiary" means, with respect to any Person, (1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

   "Warehouse Facility" means any funding arrangement, including a Purchase Facility, with a financial institution or other lender or purchaser, to the extent (and only to the extent) funding thereunder is used exclusively to finance or refinance the purchase or origination of Receivables by us or our Subsidiary for the purpose of (i) pooling such Receivables prior to securitization, (ii) sale or (iii) investment in each case in the ordinary course of business.

   "Warehouse Indebtedness" means the greater of (x) the consideration received by us or our Subsidiaries under a Warehouse Facility and (y) in the case of a Purchase Facility, the book value of the Receivables financed under such Warehouse Facility until such time as such Receivables are (i) securitized,
(ii) repurchased by us or our Subsidiaries or (iii) sold by the counterparty under the Warehouse Facility to a Person who is not our Affiliate.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Governing Law

   The Indenture and the notes are governed by and are to be construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

   We maintain banking relationships in the ordinary course of business with the Trustee. The Trustee's principal corporate trust office is located at 101 California Street, Suite 2575, San Francisco, California 94111.

                              PLAN OF DISTRIBUTION

   The selling security holders may offer and sell the notes from time to time and will act independently of us in deciding the timing, manner and size of any sale. We expect that sales generally will be made at then prevailing market prices, but prices in negotiated transactions may differ considerably. We cannot predict the extent, if any, to which selling security holders may sell the notes.

   Selling security holders may sell the notes in the over-the-counter market or otherwise, at prices that (1) represent or relate to then prevailing market prices or (2) are negotiated, including by means of purchase by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, ordinary brokerage transactions, transactions in which a broker solicits purchasers, and block trades in which a broker-dealer so engaged will attempt to sell the notes as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitations of offers made hereby without notice. The selling security holders may reject any offer in whole or in part.

   Underwriters, brokers, dealers or agents (collectively, "underwriters") may participate in sales of notes as principals or agents and, in that capacity, may be deemed underwriters for purposes of the Securities Act. Their sale proceeds (together with any profits received by the selling security holders) may be deemed underwriting discounts and commissions under the Securities Act.

   To comply with the securities laws of certain jurisdictions, if applicable, the notes will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the notes may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or unless an exemption from the otherwise applicable registration or qualification requirements is available and is complied with.

   We may suspend the use of this prospectus in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, we will use reasonable efforts to ensure that the availability of an appropriate prospectus is resumed as soon as practicable.

   We have agreed to pay substantially all reasonable expenses incident to the registration of the notes, including underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, and fees and disbursements of our counsel and fees and disbursements of one counsel for the selling security holders. We have also agreed to indemnify the selling security holders against certain liabilities in connection with certain statements made or omitted herein, or to make contribution with respect thereto.

                                 LEGAL MATTERS

   The validity of the notes offered hereby has been passed upon for us by Mayer, Brown & Platt, Los Angeles, California.

                                    EXPERTS

   The consolidated financial statements of Imperial Credit Industries, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement to which this prospectus relates in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by telephoning the SEC at 1-800-SEC-0330. You may also access the reports, proxy statements and other materials that we file electronically over the Internet at the SEC's website at http://www.sec.gov.

   We have filed a registration statement with the SEC on Form S-2 relating to the notes offered by this prospectus. This prospectus does not contain all of the information included in that registration statement. You may refer to the registration statement and the exhibits for more information about the notes offered by this prospectus. The statements we make in this prospectus regarding the content of any documents filed as exhibits to the registration statement are not necessarily complete, and you should refer to the filed copies of those documents for additional information. All of our statements about these documents are qualified in their entirety by the exhibits to the registration statement.

   The SEC allows us to incorporate into this prospectus the information contained in documents we file with the SEC by referring to those documents herein. This means that:

  . the documents incorporated by reference are considered part of this prospectus

  . we can disclose important information to you by referring to those documents

  . information we file with the SEC automatically updates and supersedes the information provided in this prospectus.

   We incorporate into this prospectus by reference the following documents filed by us with the SEC under our File No. 0-19861:

      (1) our Annual Report on Form 10-K/A for the Year ended December 31,
  2000;

      (2) our Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2001 and June 30, 2001; and

      (3) our Current Reports on Form 8-K dated February 7, 2001, April 20, 2001, May 8, 2001 and August 1, 2001.

   You may request a copy, at no cost, of any of the documents incorporated by reference in this prospectus that are not delivered with this prospectus, except for exhibits to those documents (other than exhibits specifically incorporated by reference therein), by contacting us at: Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505, telephone number (310) 373-1704, Attention: Investor Relations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  $96,400,000

                        IMPERIAL CREDIT INDUSTRIES, INC.

                       12% Senior Secured Notes Due 2005

                               ----------------

                                   PROSPECTUS

                               ----------------

                                       , 2001




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      Registration Fee................................................. $24,100
      Legal Fees and Expenses..........................................  40,000
      Accounting Fees and Expenses.....................................  10,000
      Printing Expenses................................................  10,000
      Miscellaneous....................................................   5,000
                                                                        -------
        TOTAL.......................................................... $89,100
                                                                        =======

Item 15. Indemnification of Directors and Officers

   Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.

   As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits


 Exhibit No.                             Description
 -----------                             -----------
  4.1&&&     Indenture dated as of July 3, 2001 between us and The Chase
              Manhattan Bank and Trust Company, National Association, as
              Trustee (including form of 12% Senior Secured Note due 2005).

  4.2(S)(S)  Amended and Restated Collateral Agency and Security Agreement,
              dated as of June 28, 2001, for the benefit of Wilmington Trust
              Company, as Collateral Agent.

  4.3+       Exchange Notes Registration Rights Agreement dated as of March 29,
              2001 by and among us and certain investors named therein.

  4.4&&&     Registration Rights Agreement, dated as of July 3, 2001.

  4.5(S)(S)  Indenture for the 12% Secured Convertible Subordinated Notes due
              2005, dated as of June 28, 2001 (including form of 12% Secured
              Convertible Subordinated Notes due 2005)

  5&&&       Opinion of Mayer, Brown & Platt.

 10.1(S)     Form of Indemnification Agreement for directors and officers.

 10.2(S)     1992 Incentive Stock Option Plan and Nonstatutory Stock Option
              Plan and form of Stock Option Agreement thereunder.

 10.3*       1996 Stock Option, Deferred Stock and Restricted Stock Plan
              effective as of June 21, 1996.

 10.4(S)     Senior Management Stock Option Agreement dated effective as of
              January 1, 1992 by and between Registrant and H. Wayne Snavely.

 10.5**      Amendment No. 1 to Senior Management Stock Option Agreement by and
              between Registrant and H. Wayne Snavely, effective as of January
              1, 1992.

 10.6**      Amendment No. 2 to Senior Management Stock Option by and between
              Registrant and H. Wayne Snavely, effective as of September 30,
              1995.

 10.7***     Employment agreement dated as of January 1, 1997 by and between
              Registrant and H. Wayne Snavely.

 10.8***     Promissory Note Secured by Stock Pledge and Deed of Trust dated as of October 21, 1997, between Registrant and H. Wayne Snavely.

 10.9##      Deferral of Executive Compensation Plan effective July 1, 1998.

 10.10##     Deferral of Executive Compensation Plan, Plan I, effective January
              1, 1999.

 10.11##     Deferral of Executive Compensation Plan, Plan II, Effective
              January 1, 1999.

 10.12###    Employment Severance Agreement, Settlement Agreement and General
              Release, effective September 30, 1999, between Registrant and
              Kevin E. Villani.

 10.13&      Amended Termination Protection Agreement, effective January 27,
              1999, by and between Registrant and H. Wayne Snavely which supersedes exhibit 10.28##.

 10.14&      Amended Termination Protection Agreement, effective January 27,
              1999, by and between Registrant and Irwin L. Gubman.

 10.15&      Amended Termination Protection Agreement, effective January 27,
              1999, by and between Registrant and Brad S. Plantiko.

 10.16+      Master Recapitalization Agreement, dated as of March 29, 2001.

 10.17(S)(S) First Amendment to Master Recapitalization Agreement, dated as of
              June 27, 2001.

 10.18+++    Second Amendment to Master Recapitalization Agreement, dated as of
                       , 2001.

 Exhibit No.                             Description
 -----------                             -----------
 12&&&       Statement Regarding Computation of Ratio of Earnings To Fixed
              Charges.

 13.1&&      Annual Report on Form 10-K/A for the year ended December 31, 2001

 13.2&&      Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

 23++        Consent of KPMG LLP.

 24&&&       Power of Attorney.

 25&&&       Statement of Eligibility and Qualification (Form T-1) under the
              Trust Indenture Act of 1939 of The Chase Manhattan Bank and Trust
              Company, National Association.

--------

   (S)  Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-45606)
        and Amendments No. 1, 2 and 3 filed with the SEC on February 10, 1992, April 20, 1992, May 7, 1992
        and May 18, 1992, respectively.

(S)(S)  Incorporated by reference to the Registrant's Amendment No. 1 to Registration Statement on Form S-3
        (File No. 333- 58728) filed with the SEC on August 30, 2001.

     +  Incorporated by reference to Registrant's Annual Report on Form 10-K/A, as amended, dated
        December 31, 2000, filed with the SEC on June 11, 2001.

    ++  Filed herewith.

   +++  To be filed by amendment.

     *  Incorporated by reference to Registrant's Registration Statement on Form S-8
        (Registration No. 333-13805) filed October 9, 1996.

    **  Incorporated by reference to Registrant's Registration Statement on Form S-8
        (Registration No. 333-15149) filed October 31, 1996.

   ***  Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended
        December 31, 1997.

     +  Incorporated by reference to Imperial Credit Commercial Mortgage Investment Corp.'s Form 10-Q
        for the quarter ended September 30, 1997.

     #  Incorporated by reference to Registrant's Registration Statement on Form S-4
        (Registration No. 333-22141) filed with the SEC on February 19, 1997.

    ##  Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended
        December 31, 1998.

   ###  Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended
        December 31, 1999.

     &  Incorporated by reference to Registrant's Registration Statement of Form S-4
        (Registration No. 333-30809) filed on July 3, 1997.

    &&  Previously filed with the SEC, as to our 2000 Form 10-K/A, on June 11, 2001 and, as to our
        2nd Quarter Form 10-Q, on August 14, 2001.

&&&     Previously filed.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

  1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on October 4, 2001.


                                          Imperial Credit Industries, Inc.

                                               /s/ H. Michael R. McGuire
                                          By: _________________________________
                                                     Michael R. McGuire
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                           Title                  Date
             ---------                           -----                  ----

     /s/ Michael S. Riley*           Chairman of the Board and     October 4, 2001
____________________________________  Director
          Michael S. Riley

       /s/ Brad S. Plantiko*         Executive Vice President and  October 4, 2001
____________________________________  Chief Financial Officer
          Brad S. Plantiko            (Principal Financial
                                      Officer)

      /s/ Michael R. McGuire*        Chief Executive Officer,      October 4, 2001
____________________________________  President and Director
         Michael R. McGuire           (Principal Executive
                                      Officer)

     /s/ Robert S. Muehlenbeck*      Director                      October 4, 2001
____________________________________
       Robert S. Muehlenbeck

                                     Director
____________________________________
        Theodore R. Maloney
     /s/ Charles E. Underbrink*      Director                      October 4, 2001
____________________________________
       Charles E. Underbrink
        /s/ Paul B. Lasiter*         Senior Vice President and     October 4, 2001
____________________________________  Corporate Controller
          Paul B. Lasiter             (Principal Accounting
                                      Officer)